FORM 6 - K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 6/1/2015

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Terniums’ notice of Special General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and Ternium's 2014 Restated Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder

Name: Arturo Sporleder

Title: Secretary to the Board of Directors

Dated: June 1, 2015

Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg 00 352 26 68 31 52 500 tel 00 352 26 68 31 52 549 fax www.ternium.com RCS Luxembourg B 98 668

June 1, 2015

Dear Ternium Shareholder and ADR holder,

I am pleased to invite you to attend a special general meeting of shareholders (the “Meeting”) of TERNIUM S.A. (the “Company”), to be held on Tuesday, June 30, 2015, at the Company’s registered office in 29, avenue de la Porte-Neuve, L-2227, Luxembourg, at 2:00 p.m. (Luxembourg time).

As has been publicly disclosed by the Company, following the conclusion of the discussions with the Staff of the U.S. Securities and Exchange Commission (“SEC”) regarding Staff’s comments relating to the carrying value of the Company’s investment in Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas under International Financial Reporting Standards, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of such investment as of September 30, 2014 and subsequent periods and has restated the consolidated financial statements as of and for the year ended December 31, 2014, previously approved at the Annual General Meeting of Shareholders of the Company held on May 6, 2015.

At the Meeting, you will hear the reports of the Board of Directors and the independent auditors on the Company’s restated consolidated financial statements as of and for the year ended December 31, 2014, and will be requested to vote on the approval of such restated financial statements.

The convening Notice and Agenda of the Meeting (which contains the procedures for attending and/or voting at the Meeting), the Shareholder Meeting Brochure and Proxy Statement, the Company’s 2014 restated annual report on the restated consolidated financial statements (which includes the Company’s restated consolidated financial statements as of and for the year ended December 31, 2014, together with the board of directors’ and independent auditors’ reports thereon) will be available on our website at http://www.ternium.com/en/ir-home beginning on June 1, 2015.  Copies of such documents will also be available, free of charge, to ADR holders and shareholders registered in the Company’s share register at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on June 1, 2015. In addition, beginning on June 1, 2015, shareholders registered in the Company’s share register may obtain, also free of charge, electronic copies of such documents by sending an e-mail request to the following electronic address: ir@ternium.com.

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at the Meeting.  If you are a holder of shares on June 25, 2015, you can attend and/or vote, personally or by proxy, at the Meeting. If you are a holder of ADRs, please see the letter from The Bank of New York Mellon, the depositary bank, or contact your broker/custodian, for instructions on how to give voting instructions in respect of the shares underlying your ADRs.

Please note the requirements you must satisfy to attend and/or vote your shares at the Meeting.

Yours sincerely,

Paolo Rocca

Chairman

                Re: TERNIUM S.A.

To:          Registered Holders of American Depositary Receipts (“ADRs”)

                for ordinary shares, USD 1.00 par value each (the “Shares”), of

                Ternium S.A. (the “Company”):

The Company has announced that a special general meeting of Shareholders will be held on June 30, 2015 at 2:00 p.m. (Luxembourg time) at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg (the “Meeting”).  A copy of the Company’s Notice of the Meeting, which includes the agenda for the Meeting, is available on the Company’s website at http://www.ternium.com/en/ir-home.

The enclosed dedicated proxy form is provided to allow you to give voting instructions in respect of the Shares represented by your ADRs. The Notice of the Meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2014 restated annual report on the restated consolidated financial statements (which includes the Company’s restated consolidated financial statements as of and for the year ended December 31, 2014, together with the board of directors’ and the independent auditors’ reports thereon), are available on the Company’s website at http://www.ternium.com/en/ir-home. ADR holders may also obtain, free of charge, copies of such materials upon request by calling at +1-800-555-2470 (toll free if you call from the United States) or at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m. (Luxembourg time).

Each holder of ADRs as of June 11, 2015, is entitled to instruct The Bank of New York Mellon, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon at Proxy Services, C/O Computershare, PO Box 43126, Providence, RI 02940-5138, by 12:00 p.m., New York City time, on June 25, 2015. If the Depositary receives properly completed and signed instructions by 12:00 p.m., New York City time, on June 25, 2015, then it shall endeavor, insofar as practicable, to vote or cause to be voted the Shares underlying such ADRs in the manner prescribed by the instructions. However, if by 12:00 p.m., New York City time, on June 25, 2015, the Depositary receives no instructions from the holder of ADRs, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 12:00 p.m., New York City time, on June 25, 2015. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from June 11, 2015, until June 25, 2015. However, holders of ADRs need not have their ADRs blocked for trading on the New York stock exchange.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 12:00 P.M. (NEW YORK CITY TIME) ON June 25, 2015.

                                                           THE BANK OF NEW YORK MELLON

                                                                                  Depositary

June 1, 2015

New York, New York

Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg 00 352 26 68 31 52 500 tel 00 352 26 68 31 52 549 fax www.ternium.com RCS Luxembourg B 98 668

Notice of a Special General Meeting of Shareholders to be held in Luxembourg on June 30, 2015 at 2:00 p.m. (Luxembourg time).

Notice is hereby given to shareholders of TERNIUM S.A. (the “Company”) that a special general meeting of Shareholders of the Company (the “Meeting”) will be held on June 30, 2015, at 2:00 p.m. (Luxembourg time) at the Company’s registered office located at 29, Avenue de la Porte Neuve, L-2227 Luxembourg. At the Meeting, shareholders will vote on the items listed below.

Agenda

1.       Consideration of the board of directors’ and independent auditors’ reports on the Company’s restated consolidated financial statements as of and for the year ended December 31, 2014.

2.       Approval of the Company’s restated consolidated financial statements as of and for the year ended December 31, 2014.

Pursuant to the Company’s articles of association, resolutions at the Meeting will be passed by a simple majority of the votes cast, irrespective of the number of shares present or represented.

Procedures for attending and voting at the Meeting

Any shareholder registered in the Company’s share register on June 25, 2015 (the “Record Date”), shall be admitted to the Meeting. Such shareholder may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholder must file a completed proxy form not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Record Date. Certificates certifying the number of shares recorded in the relevant account as of a date other than the Record Date will not be accepted and such shareholders will not be admitted to the Meeting. Certificates must be filed not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders who wish to be represented and vote by proxy at the Meeting may obtain, free of charge, a proxy form at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on June 1, 2015. In addition, beginning on June 1, 2015, shareholders may obtain, also free of charge, an electronic copy of such proxy form by sending an e-mail request to the following electronic address: ir@ternium.com. All proxy forms must be received by the Company, properly completed and signed, at the Company’s registered office in Luxembourg not later than 5:00 p.m. (Luxembourg time) on the Record Date.

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to represent the shareholder at the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote at the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.

Shareholders and proxy holders attending the Meeting in person will be required to identify themselves at the Meeting with a valid official identification document (e.g., identity card, passport).

Those shareholders who have sold their shares between the Record Date and the date of the Meeting may not attend nor be represented at the Meeting. In case of breach of such prohibition, criminal sanctions may apply.

Holders of American Depositary Receipts (the “ADRs”) as of June 11, 2015, are entitled to instruct The Bank of New York Mellon, as Depositary, to the exercise of the voting rights pertaining to the Company’s shares represented by such holder’s ADRs. Eligible holders of ADRs who desire to give voting instructions in respect of the shares represented by their ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon at Proxy Services, C/O Computershare, PO Box 43126, Providence, RI 02940-5138, by 12:00 p.m., New York City time, on June 25, 2015. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions.

Copies of the Shareholder Meeting Brochure and Proxy Statement, the Company’s 2014 restated annual report on the restated consolidated financial statements (which includes the Company’s restated consolidated financial statements as of and for the year ended December 31, 2014, together with the board of directors’ and independent auditors’ reports thereon), are available on our website at http://www.ternium.com/en/ir-home beginning on June 1, 2015.  Copies of such documents are also available, free of charge, to ADR holders and shareholders registered in the Company’s share register at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on June 1, 2015. In addition, beginning on June 1, 2015, shareholders registered in the Company’s share register may obtain, also free of charge, electronic copies of such documents by sending an e-mail request to the following electronic address: ir@ternium.com.

Arturo Sporleder

Secretary to the Board of Directors

June 1, 2015

Luxembourg

Shareholder Meeting Brochure and Proxy Statement

Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg RCS Luxembourg B 98 668

Ternium

Shareholder Meeting Brochure and Proxy Statement

Special General Meeting of Shareholders to be held in Luxembourg on June 30, 2015 at 2:00 p.m. (Luxembourg time).

This Shareholder Meeting Brochure and Proxy Statement is furnished by TERNIUM S.A. (the “Company”) in connection with the special general meeting of shareholders of the Company (the “Meeting”) to be held on June 30, 2015, at 2:00 p.m. (Luxembourg time) at the Company’s registered office located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, for the purposes set forth in the convening Notice of the Meeting (the “Notice”).

As of the date hereof, there are issued and outstanding 2,004,743,442 ordinary shares, USD 1.00 par value each, of the Company (the “Shares”), including Shares (the “Deposited Shares”) deposited with The Bank of New York Mellon (the “Depositary”) under the Deposit Agreement, dated as of January 31, 2006 (the “Deposit Agreement”), among the Company, the Depositary and owners and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals ten Deposited Shares). A subsidiary of the Company currently holds 41,666,666 Shares.

Each Share entitles the holder thereof to one vote at general meetings of shareholders of the Company. However, voting rights on the 41,666,666 Shares held by the Company’s subsidiary shall be suspended for so long as such Shares are so held.

Any shareholder registered in the Company’s share register on June 25, 2015 (the “Record Date”), shall be admitted to the Meeting. Such shareholder may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholder must file a completed proxy form not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Record Date. Certificates attesting the number of shares recorded in the relevant account as of a date other than the Record Date will not be accepted and such shareholders will not be admitted to the Meeting. Certificates must be filed not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders who wish to be represented and vote by proxy at the Meeting may obtain, free of charge, a proxy form at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on June 1, 2015. In addition, beginning on June 1, 2015, shareholders may obtain, also free of charge, an electronic copy of such proxy form by sending an e- mail request to the following electronic address: ir@ternium.com. All proxy forms must be received by the Company, properly completed and signed, at the Company’s registered office in Luxembourg not later than 5:00 p.m. (Luxembourg time) on the Record Date.

Ternium

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to represent the shareholder at the respective Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote, at the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.

Shareholders and their proxies attending the Meeting in person will be required to identify themselves at the Meeting with a valid official identification document (e.g., identity card, passport).

Those shareholders who have sold their shares between the Record Date and the date of the Meeting may not attend nor be represented at the Meeting. In case of breach of such prohibition, criminal sanctions may apply.

Each holder of ADRs as of June 11, 2015, is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon at Proxy Services, C/O Computershare, PO Box 43126, Providence, RI 02940-5138, by 12:00 p.m., New York City time, on June 25, 2015. If the Depositary receives properly completed instructions by 12:00 p.m., New York City time, on June 25, 2015, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 12:00 p.m., New York City time, on June 25, 2015, the Depositary receives no instructions from the holder of ADRs, or the instructions received are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 12:00 p.m., New York City time, on June 25, 2015. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from June 11, 2015 until June 25, 2015. However, holders of ADRs will not have their ADRs blocked for trading on the New York stock exchange.

Ternium

Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than that indicated above.

The Meeting will appoint a chairperson pro tempore to preside over the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish rules, (including rules for shareholders (or proxy holders) to speak and ask questions at the Meeting); the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Pursuant to the Company’s Articles of Association and Luxembourg law, resolutions at the Meeting will be passed by a simple majority of the votes cast, irrespective of the number of Shares present or represented.

The Special General Meeting of Shareholders is called to address and vote on the following agenda:

1.  Consideration of the board of directors’ and independent auditors’ reports on the Company’s restated consolidated financial statements as of and for the year ended December 31, 2014

In connection with the restatement of the Company’s consolidated financial statements as of and for the year ended December 31, 2014, which will be subsequently submitted for approval at this Meeting, the Board of Directors and the independent auditors have reissued their reports on such restated financial statements.

The reports from the Board of Directors and the independent auditors on the Company’s restated consolidated financial statements as of and for the year ended December 31, 2014 are included in the Company’s 2014 restated annual report on the restated consolidated financial statements, a copy of which is available to shareholders and ADR holders beginning on June 1, 2015, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “to acknowledge the board of directors’ and independent auditors’ reports on the Company’s restated consolidated financial statements as of and for the year ended December 31, 2014.”

2.  Approval of the Company’s restated consolidated financial statements as of and for the year ended December 31, 2014.

Following the conclusion of previously disclosed discussions with the Staff of the U.S. Securities and Exchange Commission (“SEC”) regarding Staff’s comments relating to the carrying value of the Company’s investment in Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) under International Financial Reporting Standards, the Company has restated its consolidated financial statements as of and for the year ended December 31, 2014, previously approved by the Annual Meeting of Shareholders held on May 6, 2015.  The Staff had requested information regarding the Company’s value in use calculations and the differences between the carrying amounts and certain other indicators of value, including the purchase price of BRL12 (approximately USD4.8) per share which the Company paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from Caixa de Previdência dos Funcionários do Banco do Brazil – PREVI (“PREVI”), and indicated that the PREVI transaction price provided objective evidence of the value of the Usiminas investment.  As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and subsequent periods. In calculating the value in use of the Usiminas investment initially reported at September 30, 2014, the Company had combined the assumptions used in two different projected scenarios. For the purposes of the restatement of the financial statements, however, the Company recalculated value in use as of September 30, 2014, based primarily on the assumptions in the most conservative scenario, including, among other revisions, an increase in the discount rate. Accordingly, the Company’s 2014 annual consolidated financial statements have been amended and restated to reduce the carrying amount of the Company’s investment in Usiminas. The restatement impacts the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated income statement, the consolidated statement of other comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2014. The restatement impacts only the year ended December 31, 2014. No impact was recorded on the financial statements for the years ended December 31, 2013 and 2012.

Ternium

The Company’s restated consolidated financial statements as of and for the year ended December 31, 2014 were approved and authorized for issue by the Board of Directors on May 28, 2015.

The Company’s restated consolidated financial statements as of and for the year ended December 31, 2014 (comprising the restated consolidated balance sheets of the Company and its subsidiaries and the related restated consolidated income statements, restated consolidated statements of changes in shareholders’ equity, restated consolidated cash flow statements and the restated notes to such restated consolidated financial statements), are included in the Company’s 2014 restated annual report on the restated consolidated financial statements, a copy of which is available to shareholders and ADR holders beginning on June 1, 2015, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “to approve the Company’s restated consolidated financial statements as of and for the year ended December 31, 2014.”

___________________________________

Arturo Sporleder

Secretary to the Board of Directors

June 1, 2015

Luxembourg

Ternium S.A.

Restated Annual Report on
the Consolidated Financial Statements
for fiscal year 2014

Contents

Company Profile and Strategy

Operating and Financial Highlights

Chairman’s Letter

Management Report

Business Review

Corporate Governance

Board of Directors and Senior Management

Investor Information

2014 Results. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Financial Statements

Ternium’s 2014 annual report was previously issued on March 27, 2015. This restated annual report reflects the restatement of the Company’s consolidated financial statements for the fiscal year 2014 in connection with the reduction of the carrying value of Ternium’s investment in Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) to USD561.8 million as of September 30, 2014, following a revision of its value in use calculation. For more information concerning this restatement see note 2 b) “Restatement of previously issued financial statements” to our restated consolidated financial statements and “Ternium’s Investment in Usiminas - Impairment of carrying value of Usiminas Investment as of September 30, 2014” included elsewhere in this restated annual report.

1

Company Profile and Strategy

Ternium is a leading steel producer in Latin America. We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, hot-rolled flat products, cold-rolled products, bars and wire rods as well as slit and cut-to-length offerings through our service centers.

Our customers range from large global companies to small businesses operating in the construction, automotive, home appliances, capital goods, container, food and energy industries. We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.

Ternium has a deeply ingrained industrial culture. With approximately 16,900 employees and an annual production capacity of 11 million tons of finished steel products, Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, as well as a network of service and distribution centers throughout Latin America that provide it with a strong position from which to serve its core markets.  In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian steel market.

Our proximity to local steel consuming markets enable us to differentiate from our competitors by offering valuable services to our customer base across Latin America.  Our favorable access to iron ore sources and proprietary iron ore mines in Mexico provide reduced logistics costs, and our diversified steel production technology enables us to adapt to fluctuating input-cost conditions.

We operate with a broad and long-term perspective, and we regularly work towards improving the quality of life of our employees, their families and the local communities where we operate.

Ternium S.A. (the “Company”) is a Luxembourg company and its American Depositary Shares, or ADSs, are listed on the New York Stock Exchange (NYSE: TX). We refer to Ternium S.A. and its consolidated subsidiaries as “we,” “our” or “Ternium.”

The financial and operational information contained in this restated annual report is based on Ternium’s operational data and on the Company’s restated consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards and IFRIC interpretations as issued by the International Accounting Standards Board, or IASB and adopted by the European Union (EU), or IFRS, and presented in U.S. dollars ($) and metric tons.

2

Operating and Financial Highlights

	2014 [1] (Restated)	2013	2012[2]	2011[2] [3]	2010 2 3
STEEL SALES VOLUME (thousands of tons)

Mexico	5,632.2	4,984.9	4,952.4	4,683.2	4,466.9
Southern Region	2,510.9	2,633.1	2,444.5	2,635.3	2,396.4
Other Markets	1,238.5	1,370.3	1,371.2	1,505.0	1,191.3
Total	9,381.5	8,988.4	8,768.2	8,823.6	8,054.6

FINANCIAL INDICATORS (millions of $)

Net sales	8,726.1	8,530.0	8,608.1	9,122.8	7,339.9
Operating income	1,056.2	1,109.4	920.6	1,255.7	1,043.6
EBITDA[4]	1,471.0	1,486.6	1,291.5	1,651.6	1,417.8
Equity in (losses) earnings of non-consolidated companies[5]	751.8	(31.6)	(346.8)	10.1	12.9
Profit before income tax expense	234.9	942.3	452.1	965.4	1,185.7
(Loss) profit for the year attributable to:
Owners of the Parent	(198.8)	455.4	142.0	517.7	622.1
Non-controlling interest	94.6	137.5	48.9	135.1	157.4
(Loss) profit for the year	104.2	592.9	190.9	652.8	779.5

Capital expenditures	443.5	883.3	1,022.6	577.0	339.4
Free cash flow[6]	62.4	208.9	32.5	45.4	457.9

BALANCE SHEET (millions of $)

Total assets	9,606.2	10,372.6	10,867.0	10,743.1	11,099.9
Total financial debt	2,164.8	2,002.8	2,424.4	1,996.1	1,939.7
Net debt (cash) financial position	1,801.5	1,526.1	1,703.3	(443.6)	(688.0)
Total liabilities	3,971.5	4,034.6	4,432.1	3,954.5	4,139.1
Capital and reserves attributable to the owners of the parent	4,697.2	5,340.0	5,369.2	5,711.5	5,833.2
Non-controlling interest	937.5	998.0	1,065.7	1,077.1	1,127.5

STOCK DATA ($ per share / ADS7)

Basic (losses) earnings per share	(0.10)	0.23	0.07	0.26	0.31
Basic (losses) earnings per ADS	(1.01)	2.32	0.72	2.63	3.10
Proposed dividend per ADS	0.90	0.75	0.65	0.75	0.75

Weighted average number of shares outstanding[8]	1,963,076.8	1,963,076.8	1,963,076.8	1,968,327.9	2,004,743.4
(thousand shares)

1 The consolidated financial statements for the year ended December 31, 2014 included in the previously issued annual report have been restated to reduce the carrying amount of the Company’s investment in Usiminas.

2 Starting on January 1, 2013, Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for the periods ended December 31, 2012, 2011 and 2010 show them as investments in non-consolidated companies and their results are included within “Equity in (losses) earnings of non-consolidated companies” in the consolidated income statement.

3 Ternium changed prospectively the functional currency of its Mexican subsidiaries to the U.S. dollar, effective as of January 1, 2012. For the periods ended December 31, 2011 and 2010 the functional currency for the Company's Mexican subsidiaries was the Mexican peso.

4 EBITDA equals operating income adjusted to exclude depreciation and amortization, and impairment charges.

5 Equity in earnings (losses) of non-consolidated companies in 2014 includes an impairment charge of $739.8 million on the Usiminas investment.

6 Free cash flow equals net cash provided by operating activities less capital expenditures.

7 Each ADS represents 10 shares.

8 Shares outstanding were 1,963,076,776 as of December 31 of each of 2014, 2013, 2012 and 2011, and 2,004,743,442 as of December 31 of 2010.

3

Chairman’s Letter

In 2014, Ternium developed its activities in a context of a recovery in the Mexican economy alongside that of the U.S., together with a slowdown in economic growth in the rest of Latin America due to the decline of commodity prices and a very aggressive competitive environment due to the increase in steel imports from China.

The fall in commodity prices is affecting many of Latin America’s economies where growth which has been fuelled by high prices for commodity exports over the past few years has not been accompanied by growth in industrial activity and manufacturing employment. This is reflected in higher imports of steel products and manufactured goods in the region, particularly from China.

Direct exports of steel products from China to Latin America rose 56% year on year in 2014 to a record level of 8.3 million tons, representing 12% of total regional consumption. Indirect exports through manufactured goods also rose exponentially. There is a need for a vigilant and concrete response from industry, governments and unions and trade actions to prevent dumping and subsidized imports if the manufacturing base of the region’s economies is to be sustained.

The ongoing slowdown of the Chinese economy and, in particular, the abrupt change in steel intensity this year - Chinese apparent steel use grew 11% in 2013 but decreased 3% in 2014 -has resulted in substantial overcapacity and intensified competitive pressures throughout the steel industry worldwide. As Chinese producers seek to increase exports, prices for steel products have fallen to levels that threaten the sustainability of many producers.

In this context, Ternium maintained its profitability in 2014 through expanding its markets and range of products and working to reduce costs. Shipments rose 4% to a new record of 9.4 million tons reflecting the investments and solid positioning we have established in our Latin American markets and our focus on serving the industrial sector.

In Mexico, our shipments rose 13% year on year to reach 60% of our total shipments. The successful ramp-up of our new cold rolling mill and Tenigal hot-dipped galvanizing line in Pesquería, Mexico, has strengthened our positioning in the high-end steel markets. We are developing new products and certifying new steel grades, and our sales of differentiated products for the automotive and specialized industrial sectors are growing and displacing imported products.

In the rest of Latin America, however, our shipments declined. In Argentina, demand for our products was affected by weaker economic activity outside the energy sector with a particularly sharp decline in the automotive sector. In Colombia, despite growth in activity in the construction and industrial sectors, a surge in low-priced imports from China and other countries affected our sales of finished products.

Following the investments we have made in strengthening our industrial system, we set a number of new production records including record levels of hot rolled coil and galvanized products. In addition to our investments in capacity to produce differentiated products and to reduce energy costs for our Mexican operations, we are working on many different improvement projects throughout our industrial facilities with the aim of optimizing our operations and reducing costs.

Most important are the actions we have been taking to improve safety following the fatal accident in our Guerrero plant in 2013. With the technical assistance of Dupont, we have diagnosed potential process hazards at selected critical processes and are developing new safety management tools to address them. We are encouraged by the response and active participation of our employees in our safety hour routines and new training activities aimed at consolidating a culture of prevention and excellence, identifying potential hazards and avoiding risk. To help identify further opportunities for improvement, we are proceeding with the certification of our safety management systems under the OHSAS 18001 standard and expect to have completed this process in our main facilities in Mexico and Argentina by the end of 2015. And at the Guerrero plant, we are implementing an integral safety and environmental investment plan encompassing technological upgrades and replacement of outdated equipment, and the incorporation of new equipment and technologies to control emissions. Our safety and environmental indicators are improving but we will continue to work to improve all aspects of our safety performance.

4

Our initiatives to strengthen the industrial value chain in the countries where we operate by offering support and training for small and medium enterprises (SMEs) continues to generate interest with a record number of 940 companies participating. In 2014, we launched several new training programs and incorporated new platforms for collaboration with state entities. In Mexico, we made an agreement with the Instituto Nacional del Emprendedor (National Entrepreneur Institute) to support selected SMEs with training and consultancy services associated to capital expenditure projects funded by the Institute. In Argentina, our commercial and institutional assistance efforts focused on the development of new business for SMEs, taking advantage of the solid expansion of oil and gas reserve development projects, in coordination with government financing arms.

Our investment in Usiminas suffered a setback this year. The deterioration in the Brazilian industrial environment and the downturn in international prices for iron ore and steel are affecting the company’s profitability. Despite the success shown in turning round the company’s operating and financial performance over the past three years, the board of directors of Usiminas passed a resolution on September 26, 2014 dismissing the company’s chief executive officer (Diretor-Presidente) and two other executives from their respective positions, following a controversy that arose within the Usiminas control group with respect to rules applicable to the appointment of senior managers. Although this situation remains unresolved9, I am confident that the long-term potential of Usiminas remains intact and that, with a strong management team, it can achieve the vision we originally set out for it.

In 2014, our earnings per ADS amounted to $2.3010. Our financial position is solid with a net debt equivalent to 1.2 times the last twelve months of EBITDA. We are proposing to increase the annual dividend by 20% to a level of $0.90 per ADS.

During 2014, Ternium made good progress in its expansion plans in Mexico through the ramp up of its investments in Pesquería and its commercial integration with end-user industrial customers. Throughout the company, we are working to differentiate ourselves from our competitors and to sustain a position of leadership through industrial excellence, product development and customer service. 2015 will bring new challenges but I am confident that the company will be successful in meeting them. I would like to thank our employees for their efforts and achievements during the past year. I would also like to thank our customers, suppliers and shareholders for their continuing support and confidence in our company.

Paolo Rocca

Chairman

March 18, 2015

9   Ternium’s injunction request before the Belo Horizonte courts was ultimately denied subsequent to the issuance of this letter, on May 5, 2015.

10  Earnings per ADS as issued on February 18, 2015. This figure was restated to a loss per ADS of $1.01 subsequent to the issuance of this letter, on May 28, 2015.

5

Business Review

Steel consumption in the main steel markets of the Americas showed mixed performances in 2014. The steel markets of the U.S., Mexico and Colombia showed solid expansion in the year, reflecting healthy economic activity. On the other hand, consumption in the Argentine steel market was relatively stable in 2014 and consumption in the Brazilian steel market decreased, reflecting a slowdown in economic activity. Throughout 2014, Ternium continued to be the leading supplier of flat steel products in Mexico and Argentina, and a leading supplier of steel products in Colombia and Central America.

Ternium achieved record shipment volumes of 9.4 million tons in 2014. In Mexico, shipments increased an outstanding 13.0% year-over-year, on the back of the ramp-up of Ternium’s new facilities in Pesquería coupled with solid steel demand growth in that country. Mexico showed a moderate acceleration in economic activity in 2014, with steel market demand expanding by 11.7% year-over-year, according to the Latin American Steel Association, reflecting a vibrant industrial sector that continued increasing exports of manufactured goods, particularly to the U.S., and a slowly improving construction sector. Mexico continues to gain share in Ternium’s total steel shipments, with its participation increasing to 60.0% during 2014, from a 55.5% participation in 2013.

Shipments in the Southern Region and in Other Markets decreased year-over-year. Argentina’s economic activity showed a moderate contraction in 2014, as strong activity in the oil & gas sector was offset by weaker activity elsewhere. The economy was affected by macroeconomic imbalances and a less favorable external context, including a sharp deceleration of the Brazilian economy and a deflation process in international commodities markets.

Economic activity expanded in Colombia, the U.S. and Central America during 2014, resulting in a strong growth of steel consumption in these markets. Despite this, Ternium steel shipments decreased in 2014, due to the effect of increased steel imports penetration.

During 2014, the new industrial center in Pesquería, Nuevo León, Mexico, achieved its targeted production rates, following a period of ramp-up mainly during the first half of the year. Within the Pesquería industrial center, certain projects were developed by Ternium México and others by Tenigal, a company in which Ternium and Nippon Steel & Sumitomo Metal Corporation (NSSMC) hold 51% and 49% participations, respectively.  Through their state-of-the-art production lines, Ternium México’s cold-rolling mill and Tenigal’s hot-dipped galvanizing mill, this center produces high-end steel mainly targeting the automotive industry, with annual processing capacity of 1.5 million tons of cold-rolled steel and 400,000 tons of galvanized steel. The increased utilization rates of these facilities, following their ramp-up during 2014, is expected to enable Ternium to achieve record shipment levels in 2015, nearing 10 million tons of finished steel products for the whole year.

The construction of Techgen’s power plant has been progressing on schedule and within budget. Techgen is a joint venture company located in the Pesquería area of the State of Nuevo León, Mexico. The 900 megawatts power plant is expected to be operational by the end of 2016 at an estimated cost of $1.1 billion. The plant is expected to cover 100% of Ternium’s electricity requirements in Mexico and generate substantial cost savings.

Ternium’s support program for small- and medium-sized enterprises (ProPymes) continued growing in 2014 in Mexico and Argentina and now includes approximately 940 companies. Throughout its more than 10 years of existence, ProPymes has helped create an industrial network including customers, suppliers, technical schools, universities, business schools and governments, that has contributed to the improvement of the industry’s operating performance and to the reduction of investment barriers within our customers and suppliers. In 2015, ProPymes seeks to continue expanding its influence in Mexico through the incorporation of new SMEs into the program and the organization of a high profile annual industry convention.

6

Ternium’s environmental projects during 2014 continued focusing on the improvement of air emissions and wastewater treatment and disposal, and on the reduction or elimination of hazardous products from our manufacturing processes. Of note during the year was, in Argentina, the commissioning of new equipment in several facilities, including equipment to reduce particulate matter emissions in the coal charging process; to reduce emissions of sulphur and nitric oxides in the coking process of metallurgical coal; to abate carbon dioxide during the pig iron pouring process; and to de-dust the continuous casters tundishing process. In addition, during 2014, an energy efficiency program was launched in order to identify opportunities to develop and implement projects targeting savings in energy consumption. Furthermore, during the year Siderar continued with a new ISO 14001 certification procedure encompassing all of its steel processing facilities under a four-year certification program.

Ternium made progress in several projects under the Guerrero investment plan launched in 2013 encompassing industrial safety, environmental sustainability, maintenance and facility overhaul. Civil works started during 2014 in a number of projects in the iron ore reduction facilities, the steel shop and the cold-rolling mills, and engineering studies started for additional projects in the mentioned facilities. These capital expenditure programs aim at bringing Ternium’s Guerrero unit in Mexico to meet the most stringent environmental and safety norms in the world.

On safety management initiatives, during the second half of 2013 Ternium retained Dupont, a renowned authority in industrial safety, to evaluate opportunity areas in Ternium’s safety systems with focus on critical production processes, among other projects. As a result, during 2014 we advanced in the diagnosis and identification of process hazards at selected critical processes, and, accordingly, in the development of new safety management tools for such processes. In addition, during 2014 Ternium advanced in the development of, and undertook the first external audit of the documentary structure under a program aimed at obtaining the OHSAS 18001 certification for its largest facilities in Mexico and Argentina.

In 2014, we also strengthened our presence in Usiminas. Following the acquisition of 51.4 million additional ordinary shares of Usiminas on October 30, 2014, we now hold 32.9% of Usiminas’ ordinary shares and a participation in Usiminas’ results of 16.8%. Following the impairment of the carrying value of the Usiminas investment as of September 30, 2014 discussed elsewhere in this restated annual report, the investment in Usiminas as of December 31, 2014 amounts to $742.3 million. For further information on Ternium’s investment in Usiminas see note 14 “Investments in non-consolidated companies” to Ternium’s restated consolidated financial statements included elsewhere in this restated annual report.

Steel Segment

Ternium’s shipments of steel products reached 9.4 million tons in 2014, a 4.4% increase compared with the 9.0 million tons achieved in the previous year. GDP in Latin America grew 1.2% in the year, lower than the 2.8% expansion rate in 2013, while the U.S. economy grew 2.4% in 2014, slightly higher than its 2.2% expansion rate in 2013.

7

Apparent demand for finished steel grew 0.6% year-over-year in Latin America in 2014, lower than its 3.3% expansion rate in 2013. In Mexico, the industrial sector advanced at a solid pace during the year while activity in the construction sector showed a slow improvement. In the main South American markets, construction activity stagnated during 2014 while industrial activity decreased year-over-year. Apparent demand for finished steel grew 11.7% in the United States, resuming the cycle of solid expansion seen in previous years.

Mexico

During 2014, Ternium was the leading supplier of flat steel products in Mexico. Shipments to this market increased 13.0% year-over-year to 5.6 million tons, representing 60.0% of Ternium’s total steel shipments. Mexico’s GDP increased 2.1% year-over-year in 2014, evidencing an acceleration in economic activity versus the prior year. Apparent steel use increased 11.7% year-over-year to approximately 22.5 million tons in 2014 in the context of a broad expansion of Mexican industrial sector during the year.

Construction activity in Mexico remained flat in 2014. On the other hand, motor vehicles production increased a solid 9.8% year-over-year, confirming the continued outstanding performance of this sector in Mexico. With 3.2 million units produced in 2014, the Mexican automotive industry now ranks as the seventh largest car producer in the world.

11        Source: International Monetary Fund, World Economic Outlook.

12        Source: World Steel Association, Latin American Steel Association and Ternium estimates.

8

Steel prices in the United States, which are a significant driver for steel prices in Mexico, remained range bound during most of 2014, following an upward trend in the second half of 2013, and began to trend downward during the fourth quarter 2014 in line with the downturn in international steel prices and a significant increase in imports into the U.S. market. Service center steel inventories remained range bound during the first half 2014 and increased during the second half of the year, partly responding to steel demand growth.

During 2014, Ternium continued running its integrated steelmaking facilities in Mexico at close to full capacity. We continued maximizing the use of direct reduced iron in the metallic mix of our steel shops (produced in our natural gas-based iron ore direct reduction units), which has been a cost efficient input compared with steel scrap given prevailing prices during the year. Our re-rolling facilities saw higher utilization rates in 2014 compared with those of the year prior, as our Guerrero unit’s hot strip mill #1, idled for most of 2013, has been operating since the end of 2013 due to an increased demand for its products.  As of year-end 2014, these facilities were operating at their targeted utilization rates.

Ternium’s capital expenditures in the steel segment in the country amounted to $201 million in 2014. The main investments carried out during the period included those made in the new cold rolling mill (Pesquería facility), in our mining activities, in the maintenance and enhancement of our iron ore reduction facilities and for the expansion of our service center capacity. The Pesquería facility is a new cold-rolling mill commissioned during 2013, with annual processing capacity of 1.5 million tons, designed to serve the dynamic Mexican industry. Our 2011-2014 high-end investment plan in our steel segment in Mexico has been mostly completed and focus has now shifted toward projects aimed at enhancing quality and productivity, and reducing costs.

Ternium expects GDP growth rates in Mexico to accelerate further this year as a result of higher infrastructure and construction spending and ongoing solid U.S. economic performance. Apparent steel use is expected to grow with a continued and broad expansion of the industrial sectors and a gradual rebound of construction activity, related to higher activity in infrastructure development and a rebound of residential projects.  In this context Ternium expects in 2015 to achieve new record shipment levels in the country, profiting from a higher utilization rate at its Pesquería industrial center.

Southern Region

The Southern Region encompasses the steel markets of Argentina, Bolivia, Chile, Paraguay and Uruguay. During 2014, Ternium was the leading supplier of flat steel products in Argentina and a leading supplier of steel products in Paraguay and Uruguay.  Shipments in the Southern Region decreased 4.6% year-over-year in 2014 to 2.5 million tons, representing 26.8% of Ternium’s total steel shipments.

13         Source: Mexican Statistics and Geography Institute.

14         Source: Mexican Automotive Industry Association.

9

Argentina’s GDP records in 2014 showed a moderate contraction in activity, reflecting weak economic performance across the board. Apparent steel demand decreased slightly year-over-year to approximately 5.0 million tons, with a stagnant construction sector and a significant contraction of the automotive sector, all of which resulted in a decrease of Ternium’s shipments in the country.

Ternium’s shipments in the Paraguayan and Bolivian markets increased in 2014, while shipments in the Uruguayan market remained relatively stable and shipments to the Chilean market decreased compared with shipment levels in the year prior. The economies of these countries expanded in 2014, with GDP growth rates of between 2.0% and 5.2% year-over-year.

In 2014, Ternium’s Argentine subsidiary Siderar increased steel production by 9% compared with production levels in 2013, as Siderar has been ramping-up its new steelmaking facilities since the first quarter of the year and as steel production levels in 2013 were affected by the outage of Siderar’s blast furnace #2, which was idle during most of the second half of 2012 until February 2013. In the finishing facilities, utilization rates decreased compared with those of the previous year reflecting lower demand for finished steel products in the domestic Argentine market.

Siderar’s capital expenditures amounted to $189 million in 2014. During the year, Siderar made progress on several projects, including those for the expansion and enhancement of the coking facilities, for the expansion and enhancement of the steelmaking facilities (including a new continuous caster in the steel shop, inaugurated during the first quarter) and for the revamping of the hot-rolling mill.

Looking ahead to 2015, steel consumption is not expected to show growth in Argentina, in the context of a stagnant local economy and relatively weak demand growth in Brazil. During the year, Siderar expects to progress in the utilization of its new industrial facilities, a result of the investments performed in the latest years, particularly in those facilities that enable the production of high-end steel products that result in an increase in the added value of our steel shipments. Siderar’s capital expenditures focus in 2015 is planned to shift towards projects aimed at increasing steel processing capacity, increasing operating efficiency, enhancing process technology and reliability, and widening the product range.

Other Markets

Ternium’s sales to the rest of the world are shown under “Other Markets”, including major shipment destinations such as Colombia, the United States and Central America. During 2014, Ternium was a leading supplier of steel products in Colombia and Central America. In addition, Ternium continued serving customers in southern United States and in other countries throughout Latin America. Shipments to these markets, which represent 13.2% of Ternium’s total steel shipments, decreased 9.6% on average year-over-year in 2014 to 1.2 million tons.

15     Source: Argentine Statistics Institute.

16    Source: Argentine Automotive Producers Association.

10

Colombia’s GDP continued growing at a solid pace in 2014, reflecting a broad-based increase in activity. Apparent steel use increased 15.8% year-over-year to approximately 4.0 million tons, following an expansion of the construction and industrial sectors. Crude steel production rates at our Colombian facilities increased 27% year-over-year in 2014 following the completion, in 2013, of a new de-dusting system at its steel shop. Finished steel production decreased in 2014, however, as the indicated increase in production of integrated steel products was more than offset by lower production of non-integrated steel products due to the effect of increased steel imports penetration in this market. As a result, Ternium’s steel shipments in the country decreased slightly in 2014 when compared with the prior year.

The U.S. economy continued recovering during 2014, with GDP growth of 2.4% and apparent steel use increasing strongly year-over-year to approximately 106.9 million tons. Ternium’s shipments to this country, however, decreased slightly year-over-year in 2014 due to the effect of record steel import penetration in the U.S. market.

Ternium’s shipments to Central American steel markets decreased in 2014 despite the continued economic activity expansion in these regions, with GDP growth rates estimated at between 1.7% and 6.6% year-over-year, due to the effect of increased steel imports penetration in these markets.

Mining Segment

Ternium has iron ore production facilities in Mexico. We conduct our mining activities through Las Encinas, a company in which we have a 100% equity interest, and Consorcio Peña Colorada, a company in which we have a 50% interest (with ArcelorMittal having the other 50% interest). ArcelorMittal and Ternium each receive 50% of total iron ore production of Consorcio Peña Colorada. Most of our iron ore production is consumed internally at Ternium’s steelmaking facilities in Mexico and small quantities are sold to third parties. In 2014, Ternium’s mining segment reported shipments of 3.9 million tons of iron ore, a 9% decrease compared with 2013 primarily attributable to lower iron ore production at Consorcio Peña Colorada.

Las Encinas

Las Encinas produces iron ore pellets and magnetite concentrate. As of the end of 2014, Las Encinas was operating the Aquila open pit iron ore mine, located in Michoacán, and El Chilillo open pit iron ore mine, a small body located in Jalisco. The Las Encinas facilities include two crushing plants located close to each of the Aquila and El Encino mines, and a concentration and pelletizing plant located in Alzada, Colima.

Las Encinas’ saleable production (pellets and concentrates) reached 2.1 million tons in 2014, slightly higher than the 2.0 million tons achieved in 2013. Iron ore reserves as of December 31, 2014 were 23 million tons on a run-of-mine basis (with a 41% average iron grade). Las Encinas’ combined active mines life was estimated at 6 years as of the end of 2014. Capital expenditures during the year reached $13 million, mainly related to maintenance and upgrade of equipment, and exploration activities.

Consorcio Peña Colorada

Consorcio Peña Colorada produces iron ore pellets and magnetite concentrate. As of the end of 2014, it was operating the Peña Colorada open pit iron ore mine, located in Colima. The Consorcio Peña Colorada facilities include a concentration facility located at the mine and a two-line pelletizing plant located near the Manzanillo seaport on the Pacific coast in Colima.

11

Consorcio Peña Colorada’s saleable production (pellets and concentrates) was 3.6 million tons in 2014, lower than the 3.9 million tons achieved in 2013, mainly as a result of a decrease in the average ferrous content of the iron ore. Iron ore reserves as of December 31, 2014 were 241 million tons on a run-of-mine basis (with a 23% average iron grade). Consorcio Peña Colorada’s combined active mines life was estimated at 17 years as of the end of 2014.

Ternium’s share in Peña Colorada’s capital expenditures during the year amounted to $33 million, mainly related to maintenance and upgrade of equipment, and exploration activities. During 2014, Consorcio Peña Colorada’s shareholders approved the investments required to increase the processing capacity of its crushing, grinding and concentration facilities to raise iron ore concentrate production levels back to 4.5 million tons per year. The project is expected to be completed in 2016.

Support Program for Small- and Medium-Sized Enterprises

As it has been doing for several years, with the aim at bolstering growth of its domestic steel markets, Ternium continued sponsoring a small- and medium-sized enterprise (SME) support program called ProPymes. The program is focused on helping SMEs in the steel industry’s value chain grow through the enhancement of competitiveness and the stimulus of investments in the steel industry’s value chain. To achieve this, ProPymes provides a variety of services to SMEs along the value chain, including training, business advisory, institutional assistance, commercial support and financial aid. Through these means, ProPymes has helped create an industrial network that encourages the professionalization and quest for excellence of SMEs which, based on knowledge sharing, reciprocal learning and exchange of experiences, aims at the implementation along the whole value chain of the best practices utilized in the industry. ProPymes currently assists approximately 940 SMEs in Mexico and Argentina.

Ternium supervises the execution of the ProPymes programs through two departments operating under local management supervision in Mexico and Argentina.

Mexico

ProPymes in Mexico selects participating SMEs according to their ability to increase their products’ competitiveness as suppliers, along with their capability to add value to steel products and their potential to increase exports or substitute imports as customers. Approximately 260 Mexican SMEs participate in ProPymes.

During 2014, new training programs were launched, including a new program for SMEs’ middle managers and supervisors focused on leadership, and a new program for workers and technicians comprising a broad range of business requirements. These new activities, which were organized in conjunction with a local institution and sponsored by the Instituto Nacional del Emprendedor (National Entrepreneur Institute), or INADEM, and ProPymes, complement the ongoing program for SMEs’ managers, which is in its sixth year now.

ProPymes’ business development platforms incorporated a new cooperation agreement with INADEM during the year, through which selected SMEs are granted financial aid to fund their capital expenditure projects and related expenses, such as training programs and consultancy services. In addition, ProPymes consolidated during 2014 the activities of a recently created development committee that it leads together with the manufacturing industry’s chamber and Monterrey´s competitive center. The committee develops selected SMEs as suppliers of some chamber member companies by offering them consultancy services and training programs. During 2014, ProPymes participated, as it has done in previous years, in selected conferences and conventions intended to facilitate new commercial ties between SMEs and potential customers in the automotive sector and other industries that belong to the steel value chain.

In 2015, ProPymes intends to continue facilitating commercial relationships and sponsoring training and advisory activities to strengthen the steel industry’s value chain. In addition, the program is targeting an expansion of the number of participating SMEs and the startup of an annual convention in order to promote the sharing of know-how, reciprocal learning and the exchange of experiences among participating SMEs.

12

Argentina

Approximately 680 Argentine SMEs participate in ProPymes. The size of the program’s activities continued to set new records during 2014, particularly those for the training of SME personnel. Of note during 2014, the first cohort of 28 students completed the SME management development program, a two year-long initiative launched during 2013. This part-time specialized course for selected SMEs middle managers and professionals is part of a broader career development strategy to attract and keep in SMEs employees with high potential.

During 2014, ProPymes furthered activities related to its corporate social responsibility program, an initiative aimed at helping SMEs build and consolidate long-term community relations, and the medium-term development of a qualified labor force. Under this program, students and teachers at selected technical schools were offered internships and training, respectively, with the aim of improving technical education. The program, launched in 2013 at five technical schools, showed solid expansion in 2014 with more than twice as many participating technical schools and internships offered compared with those of the previous year.

In addition, ProPymes renewed and expanded its offer of training activities, both those performed in-house and those performed at local educational institutions. These programs comprise a broad range of business requirements and target SME employees of all levels. Specifically during 2014, a new protocol and succession seminar was launched, aimed at assisting a number of family businesses undergo their governance transition processes. A new record for ProPymes’ training programs was achieved in 2014 with more than 3,000 participants, an increase of 25% compared with the record level of participants achieved in the previous year.

The program’s consulting area, one of ProPymes’ pillars, reached a new record of diagnostic reports and assistances performed with a 38% expansion year-over-year, including those for the use of automation technology, the development of health and safety protocols, the development of tools for training and human resources management, the implementation of management control systems, the development of competitive financing alternatives and the implementation of maintenance management.

During 2014, ProPymes commercial and institutional assistance efforts focused on the development of new business for SMEs, taking advantage of the solid expansion of oil and gas reserve development projects in Argentina. For this purpose ProPymes coordinated business meetings including SMEs representatives, oil and gas industry experts and governmental financing arms for SMEs.

In 2015, ProPymes intends to launch new training programs specialized in industrial company management and in media relations management. In addition, ProPymes intends to expand its ongoing programs to meet the increasing requirements of SMEs, particularly in fields such as career development strategies, training, consultancy, and commercial and institutional support for oil and gas-related business opportunities.

Product Research and Development

Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. Applied research efforts are carried out in-house and in conjunction with universities and research centers, as well as through participation in international consortia. Ternium also develops new products and processes in cooperation with its industrial customers, prioritizing an early involvement scheme.

13

In 2014, Ternium’s product research and development activities focused mainly on the development of high-end flat steel products to gain market share in the automotive, home appliance, electric motors and oil and gas sectors. In this regard, during the year Ternium furthered the development, certification and production of advanced steel with high quality standards from its industrial center in Pesquería, currently the most modern of its kind in Latin America, with the aim at increasing its share of the Mexican automotive steel market and increasing the value added to its product sales mix.

In addition, Ternium launched a new range of interstitial-free ultra-low carbon steel grades with high silicon content and very low core loss for automotive, home appliance and electric motor applications, to consolidate the company’s competitiveness in certain industrial steel market segments in Mexico and Argentina. Some of these new developments were possible following the commissioning of a new steel vacuum degassing station and a new continuous caster in Argentina.

Industrial Products

During 2014, Ternium continued the development and certification of products and manufacturing processes with its customers in the automotive industry in Mexico and Argentina. These efforts were aimed at increasing Ternium’s share in the high-end steel market, especially of those products involving the utilization of its new Pesquería facilities. In addition, Ternium developed new manufacturing processes for steels with complex micro-structures, suitable for tough performance such as in bodyworks and rims, for special steel qualities for hydroforming and for steel qualities for hot-stamping, the latter currently at the approval stage. These new developments were also possible following the commissioning of the new facilities in Argentina.

For the oil and gas industry, during 2014 Ternium participated in the development of metallurgic studies for certain steel grades. This project aimed at improving its portfolio offerings for tube and pipe manufacturers serving such industry. The project is being developed in conjunction with the Tenaris Research Center and the University of Pittsburgh, and entails the evaluation and assessment of certain steel grades intended for use in sour service conditions. In addition, during the year Ternium launched the development of hot-rolled steel products suitable for the manufacturing of high-pressure welded pipes, given the new demand expected for these products stemming from the extension of natural gas pipelines in Mexico and Argentina.

In order to increase its participation in the electrical steel markets in Mexico, during 2014 Ternium launched the development of ultra-low carbon steel grades with high silicon content, which enhances steel magnetic properties. Early tests showed that the new products yielded significant improvements in terms of electric motor energy efficiency. The project has advanced to the customer certification stage.

For the home appliance industry, Ternium developed an early involvement strategy with the main home appliance manufacturers in Mexico and Argentina, a strategy that proved decisive in gaining market share in this segment. Under these arrangements, Ternium developed customized products and services, and provided technical assistance related to the shaping processes of new products parts.

During the year, Siderar continued its technical assistance to customers and its fostering of new technologies that enable the introduction of higher quality steels aimed at the improvement of the performance and the competitiveness of their products. Following the developments together with agricultural machinery and vehicle manufacturers in the year prior, during 2014 Siderar incorporated new developments together with can manufacturers that helped them increase market share through the introduction of new varnished products.

Applied Research

Ternium’s medium-term product research and development plans are based on a continuing assessment of steel product performance and the emerging requirements of the industry, carried out in close collaboration with leading steel customers and institutions. Based on customer needs, we improve, adapt and create new applications and define future technology requirements at our facilities.

14

During 2014, Ternium continued participating in leading research and development projects through international consortia and together with universities and research centers to further expand the required know-how for the development of new products. Consortia projects included the development of high-strength steel for applications in the pipe manufacturing and automotive industries, with the Colorado School of Mines, and the development of new coating technologies for applications in the automotive industry and of improvements in the galvanizing bath to optimize processes, with the International Zinc Association.

University and research center joint projects included the Mexican Universidad Autónoma de Nuevo León (Nuevo León Autonomous University) for basic research on steel and steel coatings mechanical and chemical performance, the Mexican Centro de Investigación en Materiales Avanzados (Advanced Materials Research Center) for hot-stamped steel coatings performance and electric steel efficiency performance, and the Instituto Argentino de Siderurgia (Argentine Steel Institute) for high-strength steel casting and hot rolling processing development.

Prospective Developments

During 2015, Ternium will focus on the optimization of its current product range design and on the development of new advanced hot-rolled steel such as dual phase, complex phase and martensitic steel products. These new developments will be possible as a result of the enhancement project for the hot rolling mill of our Monterrey unit, and are aimed at gaining share in Mexico’s automotive steel market segment.

During the year, Ternium will consolidate ongoing developments, such as the above mentioned certification of new products and processes related to its Pesquería facilities and its new steel vacuum degassing station and continuous caster. In addition, Siderar is expected to complete the development of special steel grades to fulfill the requirements of Mexican industrial customers.

In addition, Ternium expects to complete during 2015 the above mentioned development of metallurgic studies for oil and gas steel grades, aimed at improving its product portfolio for tube and pipe manufacturers.

Human Resources and Communities

Ternium had approximately 16,900 employees as of December 31, 2014, a figure similar to that at year-end 2013. During 2014, the company continued its medium-term personnel recruitment plans in the different regions, leaning mainly on the program for recent graduated professionals, a program that has contributed a majority of our current management and technologist positions. In addition, a number of students from different Latin American universities continued carrying out internships in different areas of the organization. The purpose of these internships is to offer students and the universities a professional experience within an actual business environment, and to serve as a tool to identify talent and to promote acquaintance between the company and its potential employees.

During 2014, Ternium continued investing in training with diverse programs aimed at satisfying the specific needs of the different business areas. Of note during the year was the development of a new safety training program, an activity involving all of the company’s areas and all of the company’s levels aimed at the achievement and consolidation of a safe and proactive behavior profile for Ternium’s personnel. In addition, during 2014 Ternium launched two new continuous improvement and energy savings training programs, and also launched the second stage of its leaders training program, an activity initiated in 2013 aimed at the development of skills required specifically by personnel in leadership positions.

15

Throughout the year, the company continued its established training programs for young professionals, which it considers key for the development of its future managers, technicians and experts. In addition, the company continued during 2014 several in-company post-graduate as well as customized courses, launched in 2013, focused on performance and technical knowledge. These courses enable employees to learn the latest concepts and tools in their relevant fields, and encourage them to achieve the highest possible levels of productivity and operating efficiency. Ternium continued enabling the financial support and contributions to different joint industry and university programs, including the endowment of Chairs at certain universities and the funding of scholarship and fellowship grants to talented undergraduate and graduate students of engineering and applied sciences in selected countries. Throughout the year, the company continued to host various courses for graduate and undergraduate students and fostered conferences on technical subjects related to the steel industry.

During 2014, Siderar continued its work attendance program, an activity launched in 2012 with the purpose of increasing work attendance and strengthening commitment, teamwork and an industrial culture among its workers. Of note was the 10% improvement recorded in its attendance indicators during 2014, compared with those recorded at the program’s initiation. Among the initiatives aimed at fostering the quality of life of its employees, in and out of the workplace, during 2014 the company continued expanding its flexible working program, including the construction of remote office space, the introduction of the flexible Friday timetable and the implementation of teleworking as an addition to paternity leave. Moreover, the company continued with its sports and fitness fostering programs, clinical examination and disease prevention campaigns, scholarship and leisure programs for the employees’ children, and loan programs for home improvement and special situations.

Community Relations

With an eye toward prioritizing our long-term relationships in the communities where we operate, Ternium’s social programs in 2014 continued seeking to strengthen its communities and to deepen its insertion in them, working together with local institutions to identify priorities and develop projects in the areas of education and social integration, health and sports, and culture dissemination.

On education and social integration-related initiatives, a sponsored technical module continued to be taught in some technical schools of the state of Nuevo León, Mexico. This module has been designed to teach the skills required to perform operational and maintenance works in steelmaking facilities. In addition, during the year Ternium furthered its support to a local technical school, including activities such as the upgrading of teachers’ skills and school’s management, and improvements in the school’s infrastructure and equipment. These initiatives aim at securing Ternium’s access to a trained labor force in the medium term.

In the Ramallo and Ensenada industrial areas of Argentina, Siderar continued to support a program aimed at strengthening local technical schools, an endeavor initiated in 2006 involving the Argentine government, Siderar, and several technical schools near Siderar’s facilities. Over time, this program has secured Ternium’s access to a trained labor force, with a noticeable upgrade of the graduates’ skills. Under this program, Siderar continued providing technical scholarships at its workshops and training at its operating areas in the industrial centers, and carried on technical training programs in the schools. In addition, the company continued cooperating with schools’ infrastructure improvement activities together with the Hermanos Agustín y Enrique Rocca foundation.

In addition, during 2014 Ternium continued financing programs aimed at the improvement of basic education. In Mexico, Ternium supported basic schools in Monterrey and shop academies in Pihuamo, Aquila and Alzada. Likewise, in Argentina, Siderar continued supporting a pilot scheme launched in 2013 involving basic schools located in Ramallo and San Nicolás. Furthermore, during 2014 Ternium and Siderar launched a new volunteer program for the restoration and refurbishing of several community educational centers in Pesquería, Mexico, and in San Nicolás, Argentina. Works under this program included maintenance, restoration and enhancement of the schools’ infrastructure with the participation of Ternium’s employees and the involvement of the schools’ teachers, managers, students’ relatives, and neighbors. The program was supported and financed by Ternium or Siderar and the Hermanos Agustín y Enrique Rocca foundation, as well as by other companies operating in the steel industry value chain.

16

Together with the Hermanos Agustín y Enrique Rocca foundation, Ternium and Siderar continued supporting  the financing of scholarships for high performance students from the communities in different countries, including as from 2014 those in the community of Nuevo León, Mexico.

On health-care, sports and culture dissemination-related initiatives, during 2014 the Ternium continued organizing health fairs in different cities aimed at increasing the community’s awareness and basic understanding of how to prevent and take care of various health issues. In addition, Ternium continued supporting a basic health care unit in Aquila, Mexico. The company continued organizing, among other activities, its annual local marathons and cinema festivals, achieving a new record of participants. These traditional events that take place every year in Colima and Monterrey, Mexico, and in San Nicolás, Argentina, were also organized in Puebla, Mexico, starting in 2014.

Environment, Health and Safety

Ternium reaffirms environmental protection and the individual’s health and safety as a paramount value, holding its personnel responsible for the observance of this value and encouraging the promotion and sharing of related policies with the company’s value chain and with the communities where it operates. Ternium’s environment, health and safety policies abide by the World Steel Association’s policy statement and its principles for excellence in safety and occupational health, and by the ISO 14000 environmental management international standard directives.

Ternium participates in the World Steel Association (worldsteel) forums. These forums, which are focused on sustainable development, environment, safety and occupational health, develop consistent measurements, statistics and databases of selected variables aiming to enable steelmaking companies to benchmark performance, share state-of-the-art best practices and ultimately set industrial process improvement plans. These forums include the Climate Change Policy, Life Cycle Assessment, Carbon Dioxide Data Collection Program, Water Management, Sustainability Reporting, and Safety and Occupational Health Committee groups and their working subgroups. During 2014, activities intensified in relation to the sharing of best practices among Ternium’s facilities.

During 2014, Ternium’s operations in Mexico revalidated their clean industry certificates under the Mexican Government’s National Environmental Voluntary Program, including its steel and in-use mining facilities. In Argentina, Siderar revalidated the ISO 14001 certificates, where applicable, for its local facilities. During the year, Siderar carried on with a new ISO 14001 certification procedure encompassing all of its steel processing facilities under a four-year program. The first new ISO 14001 certifications are expected to be achieved during the second quarter of 2015.

Safety management improvements for critical production processes

During the second half of 2013, Ternium retained Dupont, a renowned authority in industrial safety, to evaluate opportunity areas in Ternium’s safety systems with focus on critical production processes, among other initiatives. As a result, during 2014 we advanced in the diagnosis and identification of process hazards at selected critical processes, and, accordingly, in the development of new safety management tools for such processes. Ternium is currently evaluating the expansion of this initiative to all of its identified critical processes.

17

OHSAS 18001 certification project

The Occupational Health and Safety Assessment Series (OHSAS) standard is the result of a concerted effort from a number of the world’s leading national standards bodies, certification bodies and specialist consultancies to help develop safety management systems with the highest level of excellence. Ternium intends to obtain the OHSAS 18001 certification for its largest facilities in Mexico and Argentina, with the aim at finding new opportunities to improve its safety management systems. During 2014, Ternium advanced in the development of the documentary structure and undertook the first external documentary audit. During 2015, we expect to obtain the OHSAS 18001 certification for our Guerrero and Pesquería units in Mexico and for our San Nicolás and Ensenada units in Argentina.

Environmental and safety investment plan at Ternium’s Guerrero unit

Following the launch of a thorough investment plan at the Guerrero unit in 2013, encompassing industrial safety, environmental sustainability, maintenance and facility overhaul, during 2014 Ternium achieved significant improvements in different areas of the unit. Advanced projects included a technological upgrade of the iron ore feeding systems of the direct reduction modules, expected to be completed during the second half of 2015. This project aims at improving the facilities’ process control conditions.

Other main ongoing projects include a new hydrochloric acid regeneration plant that stores and process acid consumed by the pickling lines of the cold-rolling mills; the construction of a briquetting plant to process metallic fines produced in the direct reduction modules; the installation of a secondary de-dusting system in the steel shop to enhance control over emissions; and several improvements in the processing and handling of steel slag in the steel shop. These projects, expected to be concluded during the second half of 2016, aim at further improving environmental conditions throughout the unit. Furthermore, the program includes complementary investments such as the replacement of pickling tanks, improvements in the treatment of sludge and raw material storage yards, and safety improvements in vehicular traffic.

Ongoing investments in different areas are designed to enhance safety and environmental measures in order to bring the Guerrero plant up to the most stringent norms and standards in the world.

Ternium’s safety indicators in 2014

Average injury rates at Ternium’s facilities continued improving after the renewal of our health and safety programs in 2010; our injury rates, which were adversely affected by the tragic accident at the Guerrero unit in 2013, reached new lows in 2014. Our average injuries frequency rate 17 (IFR) and lost-time injuries frequency rate 18 (LTIFR) were 2.6 and 0.8, respectively, in 2014. These measurements cover all of Ternium’s facilities other than Ferrasa S.A.S. (“Ferrasa”) in Colombia (excluded for comparability purposes), and include both our personnel and the personnel of third-party contractors operating in our facilities. Ternium’s health and safety policies began to be implemented in Ferrasa soon after its acquisition in August 2010, with consistent improvements in its safety ratios since then.

*   Does not include Ferrasa

17       Injuries frequency rate refers to total quantity of injuries per million of hours worked.

18       Lost time injuries frequency rate refers to quantity of day-loss injuries per million of hours worked.

18

Emissions Control

As part of its ongoing strategy to reduce dust emissions, during 2014 Siderar commissioned new equipment in several facilities, including, in the coking batteries, a new smokeless coal charging car that reduces particulate matter emissions during the coal charging process; in the by-products plant, new state-of-the-art equipment for the treatment of coke oven by-product gases that reduces the emissions of sulphur and nitric oxides generated in the coking process of metallurgical coal; in the blast furnaces, three new cabins for emissions abatement during the pig iron pouring process; and, in a scrap processing yard, a new de-dusting system for the processing of worn out equipment.

These activities are part of an ongoing program that monitors and reviews our facilities, aimed at maximizing the efficient use of energy resources, the re-use of by-products and the appropriate treatment and disposal of wastes, air emissions and wastewater. During 2015, Siderar expects to commission a new de-dusting system for the slag pouring process of torpedo ladle cars used in the transportation of liquid pig iron from the blast furnaces to the steel shop. In addition, Ternium intends to commission a new scrap shredder for our scrap-based steel shop in Colombia, which is expected to enable a reduction in emissions through a higher availability of cleaner and dimensioned steel scrap.

Greenhouse Gas Emissions and Energy Efficiency

The accompanying chart shows Ternium’s estimated emission of carbon dioxide per ton of liquid steel produced, as reported to worldsteel. We support the steel industry’s ongoing efforts to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the lifecycle of steel products. According to the Intergovernmental Panel on Climate Change, the steel industry accounts for approximately 6-7% of total world GHG emissions.

Our steel production facilities in Mexico have achieved GHG-specific emission levels that are close to the theoretical minimum. In Argentina, Siderar’s GHG-specific emission levels are close to the industry average for blast furnace technology.

During 2014, an energy efficiency program was launched in order to identify opportunities and develop and implement projects targeting savings in energy consumption. This long-term initiative encompasses all of Ternium’s facilities.

Ternium’s Investment in Usiminas

As of December 31, 2014, Ternium, through its subsidiaries Ternium Investments, Siderar, and Siderar’s subsidiary Prosid, owned 166.1 million ordinary shares of Usiminas, representing 32.9% of Usiminas’ ordinary shares. Of these, 114.7 million ordinary shares are subject to the shareholders’ agreement that governs the rights and obligations of the Usiminas control members (representing a 35.6% interest within that group), while 51.4 million shares (acquired in October 2014 through the transaction described below) are not subject to the shareholders agreement, although during the term of that agreement Ternium is required to vote such shares in accordance with the control group’s decisions.

19

Ternium has a 16.8% participation in Usiminas’ results, included in the item “results of non-consolidated companies”. Following the impairment of the carrying value of the Usiminas investment as of September 30, 2014 discussed elsewhere in this restated annual report, the investment in Usiminas as of December 31, 2014 amounts to $742.3 million. For further information on Ternium’s investment in Usiminas see note 14 “Investments in non-consolidated companies” to Ternium’s restated consolidated financial statements included elsewhere in this restated annual report.

In 2014, Usiminas reported net income attributable to shareholders of BRL129.6 million, compared with a net loss attributable to shareholders of BRL141.7 million in 2013. Net revenues were BRL11.7 billion in 2014, down 8% year-over-year, on steel shipments of 5.5 million tons and iron ore shipments of 5.6 million tons, down 11% and 17% year-over-year, respectively. Net income attributable to shareholders was a gain of BRL272.9 million in the first nine months of 2014 and a loss of BRL143.4 million in the fourth quarter of 2014. During that fourth quarter, low investments, weak consumption, strong imports and high inventories affected Brazilian steel-intensive industrial sectors such as the capital goods, durable goods, vehicles, and machinery and equipment sectors. Consolidated adjusted EBITDA reached BRL1.9 billion during 2014, up 3% year-over-year, representing 16% of net sales. As of year-end 2014, Usiminas net debt was BRL3.8 billion, equivalent to 2.1 times last twelve months’ EBITDA.

On October 30, 2014, Ternium acquired from Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) 51.4 million ordinary shares of Usiminas at a price of BRL12 per share, for a total amount of BRL616.7 million.

Impairment of carrying value of Usiminas Investment as of September 30, 2014

Following the conclusion of previously disclosed discussions with the Staff of the U.S. Securities and Exchange Commission regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods, Ternium re-evaluated and revised the assumptions used to calculate the value in use of its investment in Usiminas. As a result, the Company restated its financial statements to reduce the carrying amount of the Usiminas investment to USD561.8 million as of September 30, 2014. The consolidated financial statements for the year ended December 31, 2014 were also restated to reflect the lower carrying value of the Usiminas investment. For more information concerning this restatement see note 2 b) “Restatement of previously issued financial statements” to our restated consolidated financial statements included elsewhere in this restated annual report.

Controversy within Usiminas’ Control Group

On September 26, 2014, the board of directors of Usiminas passed a resolution dismissing the company’s chief executive officer (Diretor-Presidente) and two other executives from their respective positions on the Usiminas board of officers. The board resolution dismissing the officers was passed with a 5 to 5 vote, including the positive vote of the NSSMC Group-appointed members and the negative vote of the Ternium/Tenaris (T/T) Group and Previdência Usiminas (CEU)-appointed members, and the tie was resolved by the chairman of the board through his casting vote.

The dismissal of the officers is part of a controversy that arose within the Usiminas’ control group with respect to rules applicable to the appointment of senior managers. Ternium believes that the votes cast by the NSSMC Group-appointed members were computed in violation of the shareholders agreement that governs the rights of the members of the Usiminas’ control group. Following the dismissal of the officers, a temporary CEO was elected with the same votes that decided the dismissal, until a new board of officers is agreed between the T/T Group and the NSSMC Group.

As a result of these circumstances, Ternium took several actions to protect its rights and investment in Usiminas, including an injunction request in the Belo Horizonte courts (ultimately denied on May 5, 2015) and several complaints with the Brazilian securities regulator. Similarly, Usiminas’ Supervisory Board challenged the chairman’s actions. As of the date of this restated annual report, the proceedings before the Brazilian securities regulators are ongoing, as is the controversy within the control group.

20

Corporate Governance

The Company

The Company is a public limited liability company (société anonyme) organized under the laws of the Grand-Duchy of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B98 668 in Luxembourg’s Registre du Commerce et des Sociétés.

Shares; Shareholders’ Meetings

The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $1.00 per share. The general extraordinary meeting of shareholders held on May 6, 2015, renewed the validity of the Company’s authorized share capital until 2020. As of December 31, 2014, there were 2,004,743,442 shares issued and outstanding.

The Company’s articles of association authorize the board of directors or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of its authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves, at such times and on such terms and conditions as the board of directors or its delegates may determine. The extraordinary general meeting of shareholders held on May 6, 2015 renewed this authorization through 2020.

Under Luxembourg law, the Company’s existing shareholders have a pre-emptive right to subscribe for any new shares issued for cash. The Company’s shareholders have authorized the board of directors to waive, suppress or limit such pre-emptive subscription rights and related procedures to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital. However, our articles of association provide that, if and from the date the Company’s shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then-existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

▪ any issuance of shares for, within, in conjunction with or related to, an initial public offering of the Company’s shares on one or more regulated markets (in one or more instances);
▪ any issuance of shares against a contribution other than in cash;

▪  any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares for cash; and

▪  any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association), including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive of any such persons.

21

Our articles of association provide that our annual ordinary general shareholders’ meetings must take place in Luxembourg on the first Wednesday of every May at 2:30 p.m., Luxembourg time. At these meetings, our annual financial statements are approved and the members of our board of directors are elected. No attendance quorum is required at annual ordinary general shareholders’ meetings and resolutions are adopted by a simple majority vote of the shares represented at the meeting. There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote the Company’s shares.

On May 6, 2015, the annual general meeting of shareholders of Ternium S.A. authorized the board of directors to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company. Following the adjournment of such annual general meeting, the board of directors resolved to delegate such management and representation authority to Mr. Novegil and to reappoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

American Depositary Shares (ADSs)

Each ADS represents ten shares. Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006, among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADRs of the Company. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary how to exercise the voting rights for the shares which underlie their ADSs. Holders of ADSs maintaining non-certificated positions must follow instructions given by their broker or custodian bank.

Share and ADS Repurchases

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended. The ordinary general shareholders’ meeting held on June 2, 2010 authorized the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by American Depositary Shares, or ADSs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that, among other conditions, the maximum number of shares, including shares represented by ADSs, acquired pursuant to the authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the shares or ADSs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market, and that the purchase price per ADS to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in the ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADSs are purchased. In the case of purchases of shares other than in the form of ADSs, the maximum and minimum per share purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase.

As of the date of this report, Ternium held 41,666,666 of its own shares. Those shares were purchased from Usiminas on February 15, 2011, concurrently with the closing of an underwritten public offering by Usiminas of Ternium ADSs.

Board of Directors

The Company’s articles of association provide for a board of directors consisting of a minimum of five members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of fifteen. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposition that are within its corporate purpose and are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting.

22

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2014, the Company’s board of directors met six times. A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote. The Company’s current board of directors is composed of eight directors, three of whom are independent directors.

Audit Committee

The board of directors has an audit committee consisting of three independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries. Under the Company’s articles of association and the audit committee charter, the audit committee:

  assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting;

  is responsible for making recommendations for the appointment, compensation, retention and oversight of, and assessment of the independence of the Company’s independent auditors;

  reviews material transactions between the Company or its subsidiaries with related parties (other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of the Company) to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and

  performs such other duties imposed by applicable laws and regulations of the regulated market or markets in which the shares of the Company are listed, as well as any other duty entrusted to it by the board of directors.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as the Company’s management and employees and, subject to applicable laws, its subsidiaries.

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the general shareholders’ meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders’ meeting at any time, with or without cause. As part of their duties, the auditors report directly to the audit committee.

23

PricewaterhouseCoopers, Société coopérative (formerly PricewaterhouseCoopers S.àr.l.), Cabinet de révision agréé, was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2014, at the ordinary general shareholders’ meeting held on May 7, 2014.

24

Board of Directors and Senior Management

Board of Directors

Chairman

Paolo Rocca

Ubaldo Aguirre (*)

Roberto Bonatti

Carlos Condorelli

Pedro Pablo Kuczynski (*)

Adrián Lajous (*)

Daniel Novegil

Gianfelice Rocca

Secretary

Arturo Sporleder

(*) Audit Committee Members

Senior Management

Chief Executive Officer

Daniel Novegil

Chief Financial Officer

Pablo Brizzio

Mexico Area Manager

Máximo Vedoya

Siderar Executive Vice President

Martín Berardi

International Area Manager

Héctor Obeso Zunzunegui

Planning and Operations General Director

Oscar Montero

Engineering and Environment Director

Luis Andreozzi

Human Resources Director

Rodrigo Piña

Chief Information Officer

Roberto Demidchuck

Quality and Product Director

Rubén Herrera

25

Investor Information

Investor Relations Director	IR Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
U.S. toll free: 866 890 0443

Luxembourg Office
29 Avenue de la Porte-Neuve
L2227 - Luxembourg
Luxembourg
Phone: +352 2668 3153
Fax: +352 2659 8349

Stock Information	ADS Depositary Bank
New York Stock Exchange (TX)	BNY Mellon
CUSIP Number: 880890108	Proxy services: C/O Computershare Investor Services
P.O. Box 43102
Providence, RI 02940-5068

Toll free number for U.S. calls: +1 888 269 2377
International calls: +1 201 680 6825
www.computershare.com/us/contact

Internet
www.ternium.com

26

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the Company’s restated consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (including the notes thereto), which are included elsewhere in this restated annual report.

The financial and operational information contained in this restated annual report is based on the operational data and restated consolidated financial statements of the Company, which were prepared in accordance with IFRS and IFRIC interpretations as issued by IASB and adopted by the EU, and presented in U.S. dollars ($) and metric tons.

Overview

Apparent steel use in Mexico increased 11.7% year-over-year to approximately 22.5 million tons in 2014, reflecting a vibrant industrial sector that continued increasing exports of manufactured goods, particularly to the U.S., and a slowly improving construction sector. Mexico’s GDP increased 2.1% year-over-year, evidencing a moderate acceleration in economic activity versus the prior year. In Argentina, apparent steel use decreased slightly to approximately 5.0 million tons, reflecting a broad decrease in activity, particularly in the automotive sector.  In Colombia, apparent steel use increased 15.8% year-over-year to approximately 4.0 million tons in 2014. GDP in this country continued expanding at a solid pace, with positive performance by each of the different steel consuming sectors.

Ternium’s operating income in 2014 was $1.1 billion, slightly lower than operating income in 2013. Steel shipments increased by 647,000 tons year-over-year in Mexico, and decreased a combined 254,000 tons in the Southern Region and Other Markets. Operating margin decreased slightly reflecting $14 lower steel revenue per ton, partially offset by $3 lower steel operating cost per ton. A decrease in steel prices in the Southern Region was mostly offset by higher steel prices and a higher value added product mix in Mexico.

In October 2014 Ternium acquired 51.4 million additional ordinary shares of Usiminas from PREVI for a total consideration of BRL616.7 million (or $249.0 million). For further information on the Usiminas transactions, see note 3 “Acquisition of business – Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS” to our restated consolidated financial statements.

During 2014, the Staff of the SEC requested information regarding Ternium’s value in use calculations and the differences between the carrying amounts and certain fair value indicators, including in particular the purchase price of BRL12 (approximately USD4.8) per share paid by the Company for the shares acquired from PREVI. As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014. In calculating the value in use of the Usiminas investment initially reported at September 30, 2014, the Company had combined the assumptions used in two different projected scenarios. For the purposes of the restated consolidated financial statements included elsewhere in this restated annual report, however, the Company recalculated Usiminas’ value in use as of September 30, 2014 based primarily on the assumptions in the most conservative scenario, including, among other revisions, a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate. As a result, the Company recorded an impairment of $739.8 million as of September 30, 2014, reaching a carrying value for the Usiminas investment of BRL12 per share. The Company did not record a further impairment or adjustment as of December 31, 2014.

As a result, Ternium’s restated equity in results of non-consolidated companies was a $751.8 million loss in 2014, negatively affecting the net result for the year, which was restated to a net loss of USD104.2 million in 2014 compared to a net income of $592.9 million in 2013.

27

For more information concerning this restatement see note 2 b) “Restatement of previously issued financial statements” to our restated consolidated financial statements and “Ternium’s Investment in Usiminas - Impairment of carrying value of Usiminas Investment as of September 30, 2014” included elsewhere in this restated annual report.

Net Sales

Net sales in 2014 were $8.7 billion, 2% higher than net sales in 2013, mainly as a result of higher steel products sales in Mexico, partially offset by lower steel products sales in the Southern Region and Other Markets. For a discussion on the drivers of the increase or decrease of sales in each region, see “Business Review.”

The following table shows Ternium’s total consolidated net sales for 2014 and 2013:

$ million	2014	2013	Dif.
Mexico	4,863.9	4,230.1	15%
Southern Region	2,641.5	2,944.7	-10%
Other Markets	1,159.3	1,251.2	-7%
Total steel products net sales	8,664.8	8,426.0	3%
Other products[19]	35.8	33.9	5%
Total steel segment net sales	8,700.5	8,459.9	3%

Total mining segment net sales	313.2	386.5	-19%
Intersegment eliminations	(287.6)	(316.4)
Total net sales	8,726.1	8,530.0	2%

Cost of sales

Cost of sales was $6.9 billion in 2014, an increase of $324.9 million compared with 2013. This was principally due to a $248.0 million, or 5%, increase in raw material and consumables used, mainly reflecting a 4% increase in steel shipment volumes, higher purchased slabs costs and higher energy costs, partially offset by lower iron ore and coking coal costs; and a $76.9 million increase in other costs, including a $44.6 million increase in maintenance expenses, a $39.7 million increase in depreciation of property, plant and equipment and amortization of intangible assets and a $2.6 million increase in services and fees, partially offset by a $6.9 million decrease in labor costs and $2.5 million decrease in insurance costs.

Selling, general and administrative expenses

Selling, General & Administrative (SG&A) expenses in 2014 were $816.5 million, or 9.4% of net sales, a decrease of $26.8 million compared with SG&A in 2013, mainly as a result of lower taxes and contributions (other than income tax) and lower freight and transportation expenses.

Other net operating income

Other net operating income in 2014 was $71.8 million, higher than the $23.0 million gain in 2013. Other net operating income in 2014 and 2013 included a $57.5 million and a $11.7 million income recognition on insurance recovery, respectively.

Operating income

Operating income in 2014 was $1.1 billion, or 12.1% of net sales, compared with operating income of $1.1 billion, or 13.0% of net sales, in 2013.

19     The item “Other products” primarily includes pig iron and pre-engineered metal buildings.

28

The following table shows Ternium’s operating income by segment for 2014 and 2013:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	2014	2013	2014	2013	2014	2013	2014	2013
Net Sales	8,700.5	8,459.9	313.2	386.5	(287.6)	(316.4)	8,726.1	8,530.0
Cost of sales	(6,960.0)	(6,645.2)	(255.2)	(268.3)	290.1	313.2	(6,925.2)	(6,600.3)
SG&A expenses	(799.8)	(820.3)	(16.6)	(23.0)	-	-	(816.5)	(843.3)
Other operating income, net	70.7	23.1	1.0	(0.1)	-	-	71.8	23.0
Operating income (loss)	1,011.4	1,017.5	42.3	95.1	2.4	(3.2)	1,056.2	1,109.4

EBITDA	1,380.6	1,361.9	87.9	127.8	2.4	(3.2)	1,471.0	1,486.6

Steel reporting segment

The steel segment’s operating income was $1.0 billion in 2014, a decrease of $6.1 million compared with 2013, reflecting higher operating cost, offset by higher sales.

Net sales of steel products in 2014 increased 3% compared with 2013, reflecting an increase in shipments partially offset by a decrease in revenue per ton. Shipments increased 393,000 tons, or 4%, compared with 2013, mainly due to higher sales volume in Mexico partially offset by lower sales volume in the Southern Region and Other Markets. Revenue per ton decreased $14, mainly due to lower steel prices in the Southern Region, mostly offset by higher steel prices and a higher value added product mix in Mexico.

	Net Sales (million $)			Shipments (thousand tons)			Revenue / ton ($/ton)
	2014	2013	Dif.	2014	2013	Dif.	2014	2013	Dif.
Mexico	4,863.9	4,230.1	15%	5,632.2	4,984.9	13%	864	849	2%
Southern Region	2,641.5	2,944.7	-10%	2,510.9	2,633.1	-5%	1,052	1,118	-6%
Other Markets	1,159.3	1,251.2	-7%	1,238.5	1,370.3	-10%	936	913	3%

Total steel products	8,664.8	8,426.0	3%	9,381.5	8,988.4	4%	924	937	-1%
Other products[19]	35.8	33.9	5%
	4,207.8	4,207.8	-3%
Steel segment	8,700.5	8,459.9	3%

Operating cost increased 4%, due to the above-mentioned 4% increase in shipment volumes and relatively stable operating cost per ton.

Mining reporting segment

The mining segment’s operating income was $42.3 million in 2014, a decrease of $52.8 million compared with 2013 mainly reflecting lower iron ore sales, partially offset by lower operating cost.

Net Sales of mining products in 2014 were 19% lower than in 2013, reflecting lower shipments and revenue per ton. Shipments were 3.9 million tons, 9% lower than in 2013, mainly as a result of lower iron ore production at Peña Colorada.

	Mining segment
	2014	2013	Dif.
Net Sales ($ million)	313.2	386.5	-19%
Shipments (thousand tons)	3,857.3	4,243.0	-9%
Revenue per ton ($/ton)	81	91	-11%
29

Operating cost decreased 7% year-over-year, due to the above mentioned 9% decrease in shipment volumes, partially offset by a 3% increase in operating cost per ton. Operating cost per ton increased mainly due to higher depreciation of property, plant and equipment.

EBITDA

EBITDA in 2014 was $1.5 billion, or 16.9% of net sales, compared with $1.5 billion, or 17.4% of net sales, in 2013.

Net financial results

Net financial results were a $69.5 million loss in 2014, compared with a $135.5 million loss in 2013. During 2014, Ternium’s net financial interest results totaled a loss of $106.8 million, compared with a loss of $111.5 million in 2013.

Net foreign exchange result was a gain of $26.7 million in 2014 compared with a gain of $0.3 million in 2013. The gain in 2014 was primarily associated with the effect of the Mexican peso depreciation against the U.S. dollar on a net short local currency position in Ternium’s Mexican subsidiaries.

Change in fair value of financial instruments included in net financial results in 2014 was a $17.8 million gain, mainly related to results from changes in the fair value of financial assets, compared with a $12.3 million loss in 2013.

Equity in results of non-consolidated companies

Following the impairment in the carrying value of the Usiminas investment as of September 30, 2014 described in “Ternium’s Investment in Usiminas - Impairment of carrying value of Usiminas Investment as of September 30, 2014” in this restated annual report, equity in results of non-consolidated companies was a loss of $751.8 million in 2014, compared with a loss of $31.6 million in 2013. Equity in results of non-consolidated companies in 2014 included the above mentioned $739.8 million loss related to an impairment of Ternium’s investment in Usiminas.

Income tax expense

Income tax expense in 2014 was $339.1 million, compared with an income tax expense of $349.4 million in 2013. The effective tax rate in 2014 was unusually high, reaching 144% of profit before income tax expense, mainly as a result of the significant impact of non-taxable losses stemming from the investment in Usiminas, the non-cash effect on deferred taxes of the significant depreciation of the Mexican peso and the Colombian peso against the U.S. dollar during the year, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican and Colombian subsidiaries (which have the U.S. dollar as their functional currency) and an amendment of a previous period tax return in Mexico, partially offset by a net gain related to a non-cash reduction of deferred tax liabilities at one of Ternium’s subsidiaries.

Net gain attributable to non-controlling interest

Net gain attributable to non-controlling interest in 2014 was $94.6 million, compared with a net gain of $137.5 million in 2013.

Liquidity and capital resources

We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, as well as our acquisitions. We hold money market investments, time deposits and variable-rate or fixed-rate securities, a majority of which are obligations of investment grade issuers. During 2014 we increased our financial indebtedness, from $2.0 billion at the end of 2013 to $2.2 billion at the end of 2014.

30

Management believes that funds from operations will be sufficient to satisfy our current working capital needs and service our debt in the foreseeable future. Ternium has not negotiated additional committed credit facilities. However, Ternium has negotiated non-committed credit facilities and management believes it has adequate access to the credit markets. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents for each of the periods indicated below:

In $ thousands	For the year ended December 31,

	2014	2013

Net cash provided by operating activities	505,844	1,092,174
Net cash used in investing activities	(675,774)	(882,779)
Net cash provided by (used in) financing activities	84,561	(466,076)

Decrease in cash and cash equivalents	(85,369)	(256,681)
Effect of exchange rate changes	(8,546)	(8,635)
Initial cash of Peña Colorada and Exiros[1]	-	12,227
Cash and cash equivalents at the beginning of the year	307,218	560,307

Cash and cash equivalents at the end of the year	213,303	307,218

During 2014, Ternium’s primary source of funding was cash provided by operating activities, net proceeds from borrowings and cash on hand. Cash and cash equivalents as of December 31, 2014 were $213.3 million, a $93.9 million decrease from $307.2 million at the end of the previous year. The decrease is mainly attributable to net cash used in investing activities of $675.8 million, partially offset by net cash provided by operating activities of $505.8 million and net cash provided by financing activities of $84.6 million.

In addition to cash and cash equivalents, as of December 31, 2014, we held other investments with maturity of more than three months for a total amount of $150.0 million, decreasing $19.5 million compared with December 31, 2013.

Operating activities

Net cash provided by operating activities was $505.8 million in 2014, lower than the $1.1 billion recorded in 2013, including an increase in working capital of $551.0 million in 2014 and a decrease in working capital of $114.6 million in 2013.

The increase in working capital during 2014 was the result of a $357.0 million increase in inventories, an aggregate $108.0 million net decrease in accounts payable and other liabilities and an aggregate $86.0 million net increase in trade and other receivables.

31

Inventories increased as shown in the following table:

	Change in inventory Dec’14 / Dec’13 ($ million)

	Price	Volume	Total

Finished goods	(29.4)	(25.6)	(55.0)
Goods in process	(52.9)	(47.3)	(100.2)
Raw materials, supplies and allowances	(36.5)	(165.3)	(201.8)

Total	(118.8)	(238.2)	(357.0)

Investing activities

Net cash used in investing activities in 2014 was $675.8 million, compared with net cash used in investing activities of $882.8 million in 2013. This change was primarily attributable to the following:

•  a decrease of $439.9 million in capital expenditures (from $883.3 million in 2013 to $443.5 million in 2014); partially offset by

•  an increase in net cash used in acquisitions of businesses of $249.0 million (net cash used in 2014 included the acquisition of additional ordinary shares of Usiminas)

Financing activities

Net cash provided by financing activities was $84.6 million in 2014, compared with net cash used in financing activities of $466.1 million in 2013, for a net year-over-year change of $550.6 million. This change was primarily attributable to the following:

•  net proceeds from borrowings of $265.4 million in 2014, compared with net repayment of borrowings of $270.8 million in 2013, for a net year-over-year change of $536.3 million; and

•  a decrease of $33.1 million in dividends paid in cash to non-controlling interests (from $66.7 million in 2013 to $33.6 million in 2014); partially offset by

•  an increase of $19.6 million in dividends paid in cash to the company’s shareholders (from $127.6 million in 2013 to $147.2 million in 2014).

Principal sources of funding

Funding policy

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. Except for the Peña Colorada loan negotiated in December 2014 with Nacional Financiera S.A., a Mexican development bank, maturing in April 2025 (disbursements under this facility began in April 2015), Ternium does not have committed credit facilities available for borrowing. Management believes that it could have access to external borrowing in case of any shortfalls or specific needs. We obtain financing primarily in U.S. dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For further information on our financial risk management please see note 28 “Financial risk management” to our restated consolidated financial statements included in this restated annual report.

Financial liabilities

Our financial liabilities consist of loans with financial institutions and some pre-accorded overdraft transactions. As of December 31, 2014, these facilities were mainly denominated in U.S. dollars (81.6% of total financial liabilities), Argentine pesos (12.9% of total financial liabilities) and Colombian pesos (4.6% of total financial liabilities). Total financial debt (inclusive of principal and interest accrued thereon) increased by $162.0 million in the year, from $2.0 billion as of December 31, 2013, to $2.2 billion as of December 31, 2014, mainly due to an increase in short term borrowings, partially offset by the repayment of principal and interest on borrowings related to prior acquisitions. As of December 2014, current borrowings were 58.4% of total borrowings, none of which corresponded to borrowings with related parties.

32

Ternium’s nominal weighted average interest rate for 2014 was 4.64%. This rate was calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of each instrument as of December 31, 2014.

Most significant borrowings and financial commitments

Our most significant borrowings as of December 31, 2014, were those incurred under Ternium México’s 2013 syndicated loan facility, intended to improve the company debt profile, and under Tenigal’s syndicated loan facility, in order to finance the construction of its new hot-dipped galvanizing mill in Pesquería, Mexico.

$ Million

Date	Borrower	Type	Original principal	Outstanding principal amount as of	Maturity
			amount	December 31, 2014
November 2013	Ternium México	Syndicated loan	800.0	800.0	November 2018
2012/2013	Tenigal	Syndicated loan	200.0	200.0	July 2022

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). As of December 31, 2014, we were in compliance with all covenants under our loan agreements.

Our most significant financial commitments as of December 31, 2014, were

•         A corporate guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement. Proceeds from the syndicated loan will be used by Techgen for the construction of its facilities. As of December 31, 2014, disbursements under the syndicated loan agreement amounted to $440 million, Ternium S.A.’s guaranteed amount being approximately $211 million. If the $800 million syndicated loan is disbursed in full, the amount guaranteed by Ternium S.A. will be approximately $384 million. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2014, Techgen and Ternium S.A. were in compliance with all of their covenants under this syndicated loan agreement.

•         A corporate guarantee covering 48% of the outstanding value of transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a natural gas purchasing capacity of 150,000 million btu per day starting on June 1, 2016 and ending on May 31, 2036. As of December 31, 2014, the outstanding value of this commitment was approximately USD285 million. The Company’s exposure under the guarantee in connection with these agreements amounts to USD136.7 million, corresponding to 48% of the outstanding value of the agreements as of December 31, 2014.

•         A corporate guarantee covering 48% of Techgen’s obligations under three stand-by letters of credit up to an amount of USD47.5 million issued in relation to an agreement with GE Power Systems, Inc. and General Electric International Operations Company, Inc Mexico Branch for the purchase of power generation equipment and other services related to such equipment for an outstanding amount of approximately USD 238 million. The Company’s exposure under the guarantee in connection with these stand-by letters of credit amounts to USD15.5 million.

33

For further information on our derivative financial instruments, borrowings and financial commitments please see notes 22, 23, 24 and 28 to our restated consolidated financial statements included in this restated annual report.

Recent Developments

Acquisition of the remaining 46% minority interest in Ferrasa

On January 20, 2015, Ternium entered into a definitive agreement to acquire the remaining 46% interest in Ferrasa for a total consideration of $74 million. The Ferrasa transaction closed on April 7, 2015. In addition, on January 20, 2015, Ternium sold its 54% interest in Ferrasa Panamá S.A. for a total consideration of $2.0 million.

Distribution of dividends

On May 6, 2015, the annual general meeting of shareholders of the Company approved an annual dividend of $0.090 per share ($0.90 per ADS), or approximately $180.4 million in the aggregate. The dividend was paid on May 15, 2015.

Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that Ternium’s October 2014 acquisition of 51.4 million ordinary shares of Usiminas from PREVI triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal before the CVM’s Board of Commissioners, which would stay the effects of the staff’s decision until such Board rules on the matter. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 34 million, plus interest and fines. Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

Companhia Siderúrgica Nacional (CSN) – Tender offer litigation (Update)
In connection with note 24 (i) (b) to Ternium’s restated consolidated financial statements for fiscal year 2014, on May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015, CADE formally closed the file.

34

TERNIUM S.A.

Restated Consolidated Financial Statements

as of December 31, 2014 and 2013 and

for the years ended on December 31, 2014, 2013 and 2012

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

We have audited the accompanying consolidated financial statements of Ternium S.A. and its subsidiaries, which comprise the consolidated statement of financial position as at 31 December 2014, and the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé” including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of Ternium S.A. and its subsidiaries as of 31 December 2014, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as adopted by the European Union.

Emphasis of matter

We draw attention to Notes 2.b) and 3 to the consolidated financial statements, which describes the reasons for the restatement and reissuance of the Company’s 2014 consolidated financial statements. Our original audit report dated 18 February 2015 was on the previously issued consolidated financial statements. Due to this restatement, we provide this new audit report on the reissued consolidated financial statements.

Report on other legal and regulatory requirements

The management report, which is the responsibility of the Board of Directors, is consistent with the consolidated financial statements.

PricewaterhouseCoopers, Société coopérative                                                            Luxembourg, 29 May 2015

Represented by

Mervyn R. Martins

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Restated Consolidated Income Statements

		Year ended December 31,
	Notes	2014 (restated)	2013	2012

Net sales	5	8,726,057	8,530,012	8,608,054
Cost of sales	6	(6,925,169)	(6,600,292)	(6,866,379)

Gross profit		1,800,888	1,929,720	1,741,675

Selling, general and administrative expenses	7	(816,478)	(843,311)	(809,181)
Other operating income (expenses), net	9	71,751	23,014	(11,881)

Operating income		1,056,161	1,109,423	920,613

Finance expense	10	(117,866)	(132,113)	(150,302)
Finance income	10	5,715	(2,358)	11,400
Other financial income (expenses), net	10	42,701	(1,004)	17,270

Equity in (losses) earnings of non-consolidated companies	3 & 14	(751,787)	(31,609)	(346,833)

Profit before income tax expense		234,924	942,339	452,148

Income tax expense	11	(339,105)	(349,426)	(261,227)

(Loss) Profit for the year		(104,181)	592,913	190,921

Attributable to:
Owners of the parent		(198,751)	455,425	142,043
Non-controlling interest		94,570	137,488	48,878

(Loss) Profit for the year		(104,181)	592,913	190,921

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)		(0.10)	0.23	0.07

The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Restated Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2014 (restated)	2013	2012

(Loss) Profit for the year	(104,181)	592,913	190,921
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(270,773)	(301,943)	(149,550)
Currency translation adjustment from participation in non-consolidated companies	(119,808)	(201,362)	(275,897)
Changes in the fair value of derivatives classified as cash flow hedges and available-for-sale financial instruments	(3,016)	1,805	17,556
Income tax relating to cash flow hedges	638	(541)	(2,808)
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	154	6,869	1,437
Others from participation in non-consolidated companies	(5,642)	6,113	(1,961)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(27,561)	(7,714)	(15,408)
Income tax relating to remeasurement of post employment benefit obligations	7,711	2,224	3,556

Other comprehensive loss for the year, net of tax	(418,297)	(494,549)	(423,075)

Total comprehensive (loss) income for the year	(522,478)	98,364	(232,154)
Attributable to:

Equity holders of the Company	(495,603)	98,856	(195,081)
Non-controlling interest	(26,875)	(492)	(37,073)
Total comprehensive (loss) income for the year	(522,478)	98,364	(232,154)

The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Restated Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2014 (restated)		December 31, 2013
ASSETS

Non-current assets
Property, plant and equipment, net	12	4,481,027		4,708,895
Intangible assets, net	13	948,886		961,504
Investments in non-consolidated companies	14	748,178		1,375,165
Derivative financial instruments	22	-		1,535
Deferred tax assets	20	31,626		24,902
Receivables, net	15	47,482		79,407
Trade receivables, net	16	91	6,257,290	1,754	7,153,162

Current assets
Receivables	15	112,229		112,388
Derivative financial instruments	22	4,338		-
Inventories, net	17	2,134,034		1,941,130
Trade receivables, net	16	720,214		671,453
Other investments	18	149,995		169,503
Cash and cash equivalents	18	213,303	3,334,113	307,218	3,201,692

Non-current assets classified as held for sale			14,756		17,770

			3,348,869		3,219,462

Total Assets			9,606,159		10,372,624

EQUITY
Capital and reserves attributable to the owners of the parent			4,697,201		5,340,035

Non-controlling interest			937,502		998,009

Total Equity			5,634,703		6,338,044

LIABILITIES

Non-current liabilities
Provisions	19	9,067		13,984
Deferred tax liabilities	20	586,523		605,883
Other liabilities	21	371,900		345,431
Trade payables		11,969		15,243
Borrowings	23	900,611	1,880,070	1,204,880	2,185,421

Current liabilities
Current income tax liabilities		51,083		92,009
Other liabilities	21	210,206		203,326
Trade payables		564,513		755,880
Derivative financial instruments	22	1,376		-
Borrowings	23	1,264,208	2,091,386	797,944	1,849,159

Total Liabilities			3,971,456		4,034,580

Total Equity and Liabilities			9,606,159		10,372,624

The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Restated Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2014	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044
Loss for the year (restated)							(198,751)	(198,751)	94,570	(104,181)
Other comprehensive income (loss) for the year
Currency translation adjustment (restated)						(272,495)		(272,495)	(118,086)	(390,581)
Remeasurement of post employment benefit obligations				(17,871)				(17,871)	(1,979)	(19,850)
Cash flow hedges and available-for-sale financial instruments, net of tax				(1,327)				(1,327)	(897)	(2,224)
Others				(5,159)				(5,159)	(483)	(5,642)

Total comprehensive loss for the year (restated)	-	-	-	(24,357)	-	(272,495)	(198,751)	(495,603)	(26,875)	(522,478)

Dividends paid in cash (5)				-			(147,231)	(147,231)	-	(147,231)
Dividends paid in cash by subsidiary companies							-	-	(33,632)	(33,632)

Balance at December 31, 2014 (restated)	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2014, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.075 per share (USD 0.75 per ADS). Related to the dividends distributed on May 7, 2014, and as 41,666,666 shares are held as treasury shares  by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these restated consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2013	2,004,743	(150,000)	(23,295)	1,493,201	(2,324,866)	(1,199,814)	5,569,214	5,369,183	1,065,730	6,434,913
Profit for the year							455,425	455,425	137,488	592,913
Other comprehensive income (loss) for the year
Currency translation adjustment						(363,748)		(363,748)	(139,557)	(503,305)
Remeasurement of post employment benefit obligations				(5,126)				(5,126)	(364)	(5,490)
Cash flow hedges, net of tax				6,813				6,813	1,317	8,130
Others				5,492				5,492	624	6,116

Total comprehensive income for the year	-	-	-	7,179	-	(363,748)	455,425	98,856	(492)	98,364

Acquisition of non-controlling interest (5)				(404)				(404)	(525)	(929)
Dividends paid in cash (6)							(127,600)	(127,600)	-	(127,600)
Dividends paid in cash by subsidiary companies								-	(66,704)	(66,704)

Balance at December 31, 2013	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Corresponds to the acquisition of the non-controlling interest held by Siderúrgica de Caldas S.A.S., a subsidiary of Ternium S.A., in Procesadora de Materiales Industriales S.A. in April 2013.

(6) Represents USD 0.065 per share (USD 0.65 per ADS). Related to the dividends distributed on May 10, 2013, and as 41,666,666 shares are held as treasury shares  by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 2.7 million were included in equity as less dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these restated consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2012	2,004,743	(150,000)	(23,295)	1,489,794	(2,324,866)	(859,283)	5,574,402	5,711,495	1,077,055	6,788,550
Profit for the year							142,043	142,043	48,878	190,921
Other comprehensive income (loss) for the year
Currency translation adjustment						(340,531)		(340,531)	(84,916)	(425,447)
Remeasurement of post employment benefit obligations				(9,632)				(9,632)	(2,220)	(11,852)
Cash flow hedges, net of tax				14,800				14,800	1,385	16,185
Others				(1,761)				(1,761)	(200)	(1,961)

Total comprehensive income for the year	-	-	-	3,407	-	(340,531)	142,043	(195,081)	(37,073)	(232,154)

Dividends paid in cash (5)				-			(147,231)	(147,231)	-	(147,231)
Dividends paid in cash by subsidiary companies							-	-	(15,902)	(15,902)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								-	41,650	41,650

Balance at December 31, 2012	2,004,743	(150,000)	(23,295)	1,493,201	(2,324,866)	(1,199,814)	5,569,214	5,369,183	1,065,730	6,434,913

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.2 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.075 per share (USD 0.75 per ADS). Related to the dividends distributed on  May 2, 2012, and as 41,666,666 shares are held as treasury shares  by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.

(6) Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these restated consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Restated Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2014 (restated)	2013	2012

Cash flows from operating activities
(Loss) Profit for the year		(104,181)	592,913	190,921
Adjustments for:
Depreciation and amortization	12 & 13	414,797	377,133	370,855
Income tax accruals less payments	26 (b)	(39,529)	(24,177)	41,030
Equity in losses (earnings) of non-consolidated companies	3 & 14	751,787	31,609	346,833
Interest accruals less payments	26 (b)	5,162	(16,869)	816
Changes in provisions	19	92	7,330	5,754
Changes in working capital (1)	26 (b)	(550,980)	114,611	23,533
Net foreign exchange results and others		28,696	9,624	75,350
Net cash provided by operating activities		505,844	1,092,174	1,055,092

Cash flows from investing activities
Capital expenditures	12 & 13	(443,463)	(883,317)	(1,022,592)
Acquisition of business/stake - Purchase consideration Usiminas	3 & 14	(249,032)	-	(2,243,610)
Decrease (Increase) in other investments	18	18,258	(1,802)	127,875
Proceeds from the sale of property, plant and equipment		1,473	2,133	2,143
Proceeds from Sidor financial asset		-	-	136,719
Dividends received from non-consolidated companies	14	-	207	4,718
Investments in non-consolidated companies - Techgen	14	(3,010)	-	-

Net cash used in investing activities		(675,774)	(882,779)	(2,994,747)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(147,231)	(127,600)	(147,231)
Dividends paid in cash to non-controlling interests		(33,632)	(66,704)	(15,902)
Contributions from non-controlling shareholders in consolidated subsidiaries		-	-	41,650
Acquisition of non-controlling interest		-	(929)	-
Proceeds from borrowings		1,038,820	1,863,868	1,284,659
Repayments of borrowings		(773,396)	(2,134,711)	(814,976)

Net cash provided by (used in) financing activities		84,561	(466,076)	348,200

Decrease in cash and cash equivalents		(85,369)	(256,681)	(1,591,454)

Movement in cash and cash equivalents
At January 1,		307,218	560,307	2,158,044
Effect of exchange rate changes		(8,546)	(8,635)	(6,283)
Initial cash of Peña Colorada and Exiros		-	12,227	-
Decrease in cash and cash equivalents		(85,369)	(256,681)	(1,591,454)

Cash and cash equivalents at December 31, (2)		213,303	307,218	560,307

(1)  The working capital is impacted by non-cash movement of USD (149.9) million as of December 31, 2014 (USD (157.7) million and USD (53.7) million as of December 31, 2013 and 2012, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2)  It includes restricted cash of USD 93, USD 869 and USD 941 as of December 31, 2014, 2013 and 2012, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 149,995, USD 169,503 and USD 160,750 as of December 31, 2014, 2013 and 2012, respectively.

The accompanying notes are an integral part of these restated consolidated financial statements.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

INDEX TO THE NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

		Page
1	General information	12
2	Basis of presentation	13
3	Acquisition of business – Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS	19
4	Accounting policies	21
5	Segment information	41
6	Cost of sales	44
7	Selling, general and administrative expenses	45
8	Labor costs (included in cost of sales and selling, general and administrative expenses)	45
9	Other operating income (expenses), net	45
10	Other financial income (expenses), net	46
11	Income tax expense	46
12	Property, plant and equipment, net	48
13	Intangible assets, net	49
14	Investments in non-consolidated companies	50
15	Receivables, net - non-current and current	52
16	Trade receivables, net – non-current and current	53
17	Inventories, net	53
18	Cash, cash equivalents and other investments	54
19	Allowances and provisions – non-current and current	54
20	Deferred income tax	55
21	Other liabilities – non-current and current	57
22	Derivative financial instruments	59
23	Borrowings	61
24	Contingencies, commitments and restrictions on the distribution of profits	63
25	Related party transactions	67
26	Other required disclosures	68
27	Recently issued accounting pronouncements	69
28	Financial risk management	70
29	Subsequent events	77
30	Update as of May 28, 2015	77

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

Notes to the Restated Consolidated Financial Statements

1.      GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of December 31, 2014, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these restated consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

1.      GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2014 and 2013, this special tax reserve amounted to USD 7.3 billion and USD 7.5 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.      BASIS OF PRESENTATION

a)  Basis of presentation

These restated consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2015), as issued by the International Accounting Standards Board, and adopted by the European Union (“EU”). These restated consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

These restated consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these restated consolidated financial statements.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

2.      BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2014	2013	2012

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (1)	Switzerland	Services	100.00%	100.00%	100.00%
Ternium Brasil S.A. (1)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Investments Switzerland AG (1)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L.U. (1)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (2)	Brazil	Manufacturing and selling of steel products	-	100.00%	100.00%
Consorcio Siderurgia Amazonia S.L. (3)	Spain	Holding	-	94.38%	94.38%
Secor - Servicios Corporativos S.A. (4)	Venezuela	Holding	-	-	94.53%
Siderar S.A.I.C. (5)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (6)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.C.A. (6)	Uruguay	Holding	60.94%	60.94%	60.94%
Ternium Mexico S.A. de C.V. (7)	Mexico	Holding	88.72%	88.72%	88.72%
Hylsa S.A. de C.V. (8)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Las Encinas S.A. de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.72%	88.72%
Ferropak Comercial S.A. de C.V. (8)	Mexico	Scrap services company	88.72%	88.72%	88.72%
Ferropak Servicios S.A. de C.V. (8)	Mexico	Services	88.72%	88.72%	88.72%
Galvacer America Inc (8)	USA	Distributing company	88.72%	88.72%	88.72%
Galvamet America Corp (8)	USA	Manufacturing and selling of insulated panel products	88.72%	88.72%	88.72%
Transamerica E. & I. Trading Corp. (8)	USA	Scrap services company	88.72%	88.72%	88.72%
Técnica Industrial S.A. de C.V. (8)	Mexico	Services	88.72%	88.72%	88.72%
Corporativo Grupo Imsa S.A. de C.V. (8)	Mexico	Services	88.72%	88.72%	88.72%
Acedor, S.A. de C.V. (8)	Mexico	Holding	88.72%	88.72%	88.72%
Ternium Gas México S.A. de C.V. (9)	Mexico	Financial Services	88.72%	88.72%	88.72%
Ecore Holding S. de R.L. de C.V. (10)	Mexico	Holding	-	88.72%	88.72%
Treasury Services S.A. de C.V. (10)	Mexico	Financial Services	-	88.72%	88.72%
APM, S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	-	88.72%	88.72%
Acerus S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	-	88.72%	88.72%
Neotec L.L.C. (11)	USA	Holding	-	88.72%	88.72%
Imsa Monclova S.A. de C.V. (12)	Mexico	Services	-	-	88.72%
Ternium Internacional Guatemala S.A. (13)	Guatemala	Selling of steel products	99.98%	99.98%	99.98%
Ternium USA Inc. (14)	USA	Manufacturing and selling of steel products	100.00%	100.00%	88.72%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (15)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.36%	44.36%	-
Peña Colorada Servicios S.A. de C.V. (15)	Mexico	Services	44.36%	44.36%	-
Exiros B.V. (15)	Netherlands	Procurement and trading services	50.00%	50.00%	-
Servicios Integrales Nova de Monterrey S.A. de C.V. (16)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

2.      BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2014	2013	2012

Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.91%	99.91%	99.91%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ferrasa S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Perfilamos del Cauca S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Siderúrgica de Caldas S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Procesadora de Materiales Industriales S.A. (17)	Colombia	Scrap services company	54.00%	54.00%	32.40%
Figuraciones S.A.S. (18)	Colombia	Manufacturing and selling of steel products	-	54.00%	54.00%
Tenigal S. de R.L. de C.V. (19)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Internacional S.A. (20)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (20)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (20)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (20)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (21)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (21)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (21)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (22)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Engineering & Services S.A. (23)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A.	Argentina	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (24)	Netherlands	Financial Services	-	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (25)	Argentina	Other services	100.00%	100.00%	-
Ferrasa Panamá, S.A. (26)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Aceros Transformados de Panamá, S.A. (26)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

2.      BASIS OF PRESENTATION (continued)

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.

(2) This company was sold as of January 9, 2014.

(3) This company was dissolved as of December 17, 2014.

(4) This company was dissolved as of January 8, 2013.

(5) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.

(6) Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(7) Indirectly through Siderar S.A.I.C., Ternium Internacional S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%.

(8) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.

(9) Indirectly through Ternium Mexico S.A. de C.V.  and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.

(10) Merged with Ternium Mexico S.A. de C.V. during the first quarter of 2014.

(11) This company was dissolved as of September 5, 2014.

(12) Merged with Ternium Mexico S.A. de C.V. during the fourth quarter of 2011.

(13) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.

(14) Since first quarter 2013, indirectly through Ternium Investments S.à.r.l. (100,00%). Total voting rights held: 100.00%. Before that, indirectly through Ternium Mexico S.A. de C.V.

(15) Total voting rights held: 50.00%.

(16) Indirectly through Ternium Mexico S.A. de C.V.  Total voting rights held: 74.50%.

(17) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 54.00%.

(18) This company was dissolved as of December 24, 2014.

(19) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%.

(20) Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.

(21) Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.

(22) Since fourth quarter 2014, indirectly through Ternium Investments Switzerland AG (100,00%). Total voting rights held: 100.00%. Before that, indirectly through Ternium Internacional S.A.

(23) Indirectly through Ternium Internacional Inc.. Total voting rights held 100.00%.

(24) Merged with Ternium Internationaal B.V. during the fourth quarter of 2014.

(25) Indirectly through Ternium Investments S.à.r.l. and Ternium Treasury Services S.A. Total voting rights held: 100.00%.

(26) Indirectly through Ternium Treasury Services S.A. Total voting rights held: 54.00%.

The most important non-controlling interest is related to the investment in Siderar S.A.I.C., which is a company listed in the Buenos Aires Stock Exchange. All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

b)  Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Company’s audited annual consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 and following the approval of such consolidated financial statements by the Board of Directors and the Company’s Annual General Meeting of Shareholders, the Company has restated such consolidated financial statements to reduce the carrying amount of the Company’s investment in Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”).

This restatement follows the conclusion of previously disclosed discussions with the Staff of the U.S. Securities and Exchange Commission regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods. The Staff had requested information regarding Ternium’s value in use calculations and the differences between the carrying amounts and certain other indicators of value, including the purchase price of BRL 12 (approximately USD 4.8) per share which the Company paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from Caixa de Previdência dos Funcionários do Banco do Brazil – PREVI (“PREVI”), and indicated that the PREVI transaction price provided objective evidence of the value of the Usiminas investment.

As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014. In calculating the value in use of the Usiminas investment initially reported at September 30, 2014, the Company had combined the assumptions used in two different projected scenarios. For the purposes of these Restated Consolidated Financial Statements, however, the Company recalculated value in use as of September 30, 2014 based primarily on the assumptions in the most conservative scenario, including, among other revisions, a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate (see note 3). As a result, the Company recorded an impairment of USD 739.8 million as of September 30, 2014, reaching a carrying value for the Usiminas investment of BRL12 per share. As a result of the impairment as of September 30, 2014, the Company did not record a further impairment as of December 31, 2014.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

2.      BASIS OF PRESENTATION (continued)

Accordingly, the Company’s 2014 annual consolidated financial statements have been amended and restated to reduce the carrying amount of the Company’s investment in Usiminas. The restatement, which is treated as the correction of an error under accounting rules, impacts the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated income statement, the consolidated statement of other comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2014. The restatement impacts only the year ended December 31, 2014. No impact was recorded on the financial statements for the years ended December 31, 2013 and 2012.

As a result of the restatement, non-current assets have decreased by USD 648.4 million, non-current liabilities have decreased by USD 24.6 million, accumulated income have decreased by USD 693.0 million and cumulative translation adjustment have increased by USD 69.2 million. As a result of the above adjustment, the basic and diluted earnings per share for profit attributable to the owners of the parent decreased from USD 0.23 gain per share to USD 0.10 loss per share.

Following the restatement, these restated consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 of the Company were approved and authorized for issue by the Board of Directors on May 28, 2015.

The effect of the restatement on the previously issued consolidated income statement for the year ended December 31, 2014 is as follows:

	Year ended December 31,
	2014 (as reported)	2014 (adjustment)	2014 (restated)

Equity in (losses) earnings of non-consolidated companies	(34,218)	(717,569)	(751,787)
Income tax expense	(363,708)	24,603	(339,105)
(Loss) Profit for the year	588,785	(692,966)	(104,181)
Attributable to:
Owners of the parent	452,404	(651,155)	(198,751)
Non-controlling interest	136,381	(41,811)	94,570
(Loss) Profit for the year	588,785	(692,966)	(104,181)
Basic and diluted (losses) earnings per share for profit attributable to the owners of the parent (expressed in USD per share)	0.23	(0.33)	(0.10)

The effect of the restatement on the consolidated statement of comprehensive income as of December 31, 2014, is as follows:

	Year ended December 31,
	2014 (as reported)	2014 (adjustment)	2014 (restated)
(Loss) Profit for the year	588,785	(692,966)	(104,181)
Currency translation adjustment from participation in non-consolidated companies	(188,995)	69,187	(119,808)
Other comprehensive loss for the year, net of tax	(487,484)	69,187	(418,297)
Total comprehensive (loss) income for the year	101,301	(623,779)	(522,478)
Attributable to:
Equity holders of the Company	92,155	(587,758)	(495,603)
Non-controlling interest	9,146	(36,021)	(26,875)
Total comprehensive (loss) income for the year	101,301	(623,779)	(522,478)

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

2.      BASIS OF PRESENTATION (continued)

The effect of the restatement on the previously issued consolidated statement of financial position as of December 31, 2014 is as follows:

	Balances as of December 31, 2014
	As reported	Adjustment	Restated
Investments in non-consolidated companies	1,396,560	(648,382)	748,178
Total Assets	10,254,541	(648,382)	9,606,159
Capital and reserves attributable to the owners of the parent	5,284,959	(587,758)	4,697,201
Non-controlling interest	973,523	(36,021)	937,502
Total Equity	6,258,482	(623,779)	5,634,703
Deferred tax liabilities	611,126	(24,603)	586,523
Total Liabilities	3,996,059	(24,603)	3,971,456
Total Equity and Liabilities	10,254,541	(648,382)	9,606,159

The effect of the restatement on the previously issued consolidated statement of changes in equity for the year ended December 31, 2014 is as follows:

	Attributable to the owners of the parent
	Capital stock	Treasury shares	Initial public offering expenses	Reserves	Capital stock issue discount	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at December 31, 2014 (as reported)	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,899,454)	6,202,212	5,284,959	973,523	6,258,482
Balance at December 31, 2014 (adjustment)	-	-	-	-	-	63,397	(651,155)	(587,758)	(36,021)	(623,779)
Balance at December 31, 2014 (restated)	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703

The effect of the restatement on the previously issued consolidated statement of cash flows for the year ended December 31, 2014 is as follows:

	Year ended December 31,
	2014 (as reported)	2014 (adjustment)	2014 (restated)
Cash flows from operating activities
(Loss) Profit for the year	588,785	(692,966)	(104,181)
Income tax accruals less payments	(14,926)	(24,603)	(39,529)
Equity in losses (earnings) of non-consolidated companies	34,218	717,569	751,787

Net cash provided by operating activities	505,844	-	505,844

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

3.      ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with its Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Usiminas employee pension fund Previdência Usiminas (f.k.a. Caixa dos Empregados da Usiminas) (“CEU”) for the acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), representing 27.66% of Usiminas’ voting capital, at a price of BRL 36.0 (approximately USD 19.0) per ordinary share.

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel & Sumitomo Metal Corporation (f.k.a. Nippon Steel Corporation) (“NSSMC”) acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar, Prosid and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which held 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, was then formed as follows: NSSMC Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid), and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

During 2012, the Company completed its purchase price allocation procedures and determined a notional goodwill included within the investment balance of USD 583 million, according to the following calculation:

Opening net assets at January 16, 2012	9,690,397
Percentage of interest of the Company over opening assets (1)	11.62%

Interest of the Company over opening net assets	1,126,306

Net assets at fair value vs. book value	534,531
Goodwill	582,773

Total Purchase consideration	2,243,610

(1) This percentage of interest is calculated considering treasury shares.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas’ cash flow projections, which include iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market. The key assumptions used by the Company are based on external and internal sources of information, management judgment based on past experience and expectations of future changes in the market.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

3.      ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS (continued)

As of December 31, 2012, the Company wrote down its investment in Usiminas by USD 275 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand had suffered downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations. As of December 31, 2012, the discount rate used to test the investment in Usiminas for impairment was 9.6%.

Value-in-use was calculated by discounting the estimated cash flows over a six year period based on forecasts approved by management. For the subsequent years beyond the six-year period, a terminal value was calculated based on perpetuity considering a nominal growth rate of 2%. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. As of September 30, 2014, the discount rate used to test the investment in Usiminas for impairment was 10.4%.

As disclosed in note 2 (b), as of September 30, 2014, following discussions with the Staff of the U.S. Securities and Exchange Commission, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and, as a result, wrote down the carrying value of its investment in Usiminas by USD 739.8 million.

The main factors that could result in impairment charges in future periods would be an increase in the discount rate or a decrease in steel prices. The Company estimates that a change of 10 bps in the discount rate would have resulted in a change of 1.8% in the value in use, and a change of 10 USD per ton in the steel price would have resulted in a change of 4.8% in the value in use.

On October 2, 2014, Ternium Investments entered into a definitive purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition.

Following the acquisition of these additional shares, Ternium (through Ternium Investments, Siderar and Prosid) owns 166.1 million ordinary shares, representing 32.9% of Usiminas’ ordinary shares. Ternium continues to hold 35.6% of Usiminas’ voting rights over the control group and has a participation in Usiminas’ results of 16.82%.

The carrying value of the Company’s investment in Usiminas as of December 31, 2014 amounts to USD 742.3 million (see note 14).

At December 31, 2014, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL 12.30 (approximately USD 4.63) per share, giving Ternium’s ownership stake a market value of approximately USD 769.3 million.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES

These Restated Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2013.

The following is a summary of the principal accounting policies followed in the preparation of these restated consolidated financial statements:

(a)    Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Investments in non-consolidated companies are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

(b)    Foreign currency translation

(1)  Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for the Argentine and the Brazilian subsidiaries and non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i)  assets and liabilities are translated at the closing rate of each statement of financial position;

(ii)  income and expenses for each income statement are translated at average exchange rates; and

(iii)  all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Ternium had no such assets or liabilities for any of the periods presented.

(c)    Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:

•    Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;

•    Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2014 and 2013, there are no instruments classified under this category;

•    Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•   Available-for-sale ("AFS") financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income ("OCI") with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2014, there are USD 35 million classified under this category, while as of December 31, 2013, there were no instruments classified under this category;

•    Other financial liabilities: measured at amortized cost using the effective interest method.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.

For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial Risk management".

(d)    Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-30 years
Vehicles, furniture and fixtures and other equipment	5-10 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2014, 2013 and 2012.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (f) "Impairment").

(e)    Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining assets

Mining assets include:

(a)  Mining licenses acquired;

(b)  Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and

(c)  Capitalized developmental stripping costs (see note 4 (t)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2014, 2013 and 2012, is approximately 10%, 9% and 9% per year, respectively.

(3)  Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment when there are indicators that impairment exists. Indicators of impairment include, but are not limited to:

•  Rights to explore in an area have expired or will expire in the near future without renewal;

•  No further exploration and evaluation is planned or budgeted;

•  A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and

•  Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When technical feasibility and commercial viability are demonstrated, exploration and evaluation costs are tested for impairment immediately prior to reclassification to the definitive intangible asset. Any impairment charge arising from this test will be included as Other operating expense.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining cash-generating units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3 (revised), goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

As of December 31, 2014, the carrying amount of goodwill allocated to the Mexico CGUs was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2014, 2013 and 2012 totaled USD 8.0 million, USD 7.6 million and USD 8.8 million, respectively.

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 (revised) and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f)    Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium's weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2014 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 9.44%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Except for the impairment in connection with the investment in Usiminas in 2014 and 2012, during the years 2014, 2013 and 2012, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill). For the impairment in connection with the investment in Usiminas, see notes 2(b) and 3.

(g)    Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments is recognized in Other financial income (expenses), net in the income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

Certain fixed income financial instruments purchased by the Company have been categorized as available for sale if designated in this category or not classified in any of the other categories. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

(h)    Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs.  Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those under-production mines.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (y) (4)).

(i)    Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

(j)   Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

(k)  Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2014 and 2013 totals USD 14.8 million and USD 17.8 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l)    Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

Capitalized costs for issue of debt are amortized over the life of their respective debt.

(m)   Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

(n)    Employee liabilities

(1)   Post-employment obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Company applied IAS 19 (amended 2011), “Employee benefits”, on January 1, 2013. In accordance with the amended standard, post-employment benefits are accounted as follows:

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately in income.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provides a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. Benefits provided by the plan are calculated based on a seven-year salary average.

(2)   Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)  Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

As of December 31, 2014 and 2013, the outstanding liability corresponding to the Program amounts to USD 22.5 million and USD 19.3 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2014 and 2013, is USD 27.4 million and USD 21.8 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4)  Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(o)    Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(p)    Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(q)    Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectability is reasonably assured. Revenues are shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Interest income is recognized on an effective yield basis.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

(r)    Borrowing Costs

The Company capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2014, 2013 and 2012, the capitalized borrowing costs are not material.

(s)    Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(t)    Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“developmental stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(u)  Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.

Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

(v)  Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(w)   Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. There are no dilutive securities for the periods presented.

(x)  Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2014 and 2013, the effective portion of designated cash flow hedges (net of taxes) amounted to USD (0.4) million and USD 1.1 million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 26 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial risk management".

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

(y)   Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)  Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2014 was 9.44% and no impairment charge resulted from the impairment test performed.

(2)  Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

(3)    Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 9.1 million and USD 14.0 million as of December 31, 2014 and 2013, respectively.

(4)  Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging. In connection with supplies and spare parts, the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

As of December 31, 2014 and 2013, the Company recorded no allowance for net realizable value and USD 48.0 million and USD 47.8 million, respectively, as allowance for obsolescence.

(5)    Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

•   whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

•   whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

•   whether the carrying amount of the net assets of the entity is more than its market capitalization;

•   whether evidence is available of obsolescence or physical damage of an asset.

•   whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

•   whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

None of the Company's CGUs were tested for impairment, other than for the investment in Usiminas and goodwill test (see note 4 (y) (1)), in 2014 and 2013, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible. For the impairment in connection with the investment in Usiminas in 2014 and 2012, see notes 2 (b) and 3.

(6)    Allowances for doubtful accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party´s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2014 and 2013, allowance for doubtful accounts totals USD 11.4 million and USD 12.8 million, respectively.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.      ACCOUNTING POLICIES (continued)

(7)  Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s mining concessions. In order to estimate reserves, a range of geological, technical and economic factors is required to be considered. Estimating the quantity and/or grade of reserves requires complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

Changes in reported reserves may affect the Company’s financial results and financial position, including the following:

• Asset carrying amounts may be affected due to changes in estimated future cash flows.

• Depreciation and amortization charges may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

• Stripping costs recognized in Mining assets or charged to results may change due to changes in stripping ratios or the units of production basis of depreciation.

• Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

5.      SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Brazil, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua, Panamá and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. In the comparative information as of December 31, 2012, the 50% of the operations and results performed by Peña Colorada are only included under management view.  Until December 31, 2012, Ternium’s investment in Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V. and Peña Colorada Servicios S.A. de C.V. was presented as an investment in non-consolidated companies and its results under the equity in earnings (losses) in non-consolidated companies within the consolidated income statement. Starting on January 1, 2013, and in connection with certain new agreements, the Company began to recognize its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies until December 31, 2012. Starting on January 1, 2013, these results are included considering 50% of the operations on a line by line basis. In the comparative information as of December 31, 2012, the 50% of the operations and results performed by Peña Colorada are only included under management view.

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

5.      SEGMENT INFORMATION (continued)

	Year ended December 31, 2014 (restated)
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	8,700,521	313,157	(287,621)	8,726,057
Cost of sales	(6,960,009)	(255,216)	290,056	(6,925,169)
Gross profit	1,740,512	57,941	2,435	1,800,888
Selling, general and administrative expenses	(799,844)	(16,634)	-	(816,478)
Other operating income, net	70,725	1,026	-	71,751
Operating income - IFRS	1,011,393	42,333	2,435	1,056,161
Management view
Net sales	8,700,521	333,718	(308,182)	8,726,057
Operating income	830,312	65,671	(1,504)	894,479
Reconciliation items:
Differences in Cost of sales				161,682
Operating income - IFRS				1,056,161
Financial income (expense), net				(69,450)
Equity in (losses) earnings of non-consolidated companies				(751,787)
Income before income tax expense - IFRS				234,924
Depreciation and amortization - IFRS	(369,197)	(45,600)	-	(414,797)

	Year ended December 31, 2013
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	8,459,943	386,466	(316,397)	8,530,012
Cost of sales	(6,645,180)	(268,307)	313,195	(6,600,292)
Gross profit	1,814,763	118,159	(3,202)	1,929,720
Selling, general and administrative expenses	(820,338)	(22,973)	-	(843,311)
Other operating income, net	23,070	(56)	-	23,014
Operating income - IFRS	1,017,495	95,130	(3,202)	1,109,423
Management view
Net sales	8,459,943	505,603	(435,534)	8,530,012
Operating income	777,505	219,610	(3,202)	993,913
Reconciliation items:
Differences in Cost of sales				115,510
Operating income - IFRS				1,109,423
Financial income (expense), net				(135,475)
Equity in (losses) earnings of non-consolidated companies				(31,609)
Income before income tax expense - IFRS				942,339
Depreciation and amortization - IFRS	(344,415)	(32,718)	-	(377,133)

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

5.      SEGMENT INFORMATION (continued)

	Year ended December 31, 2012
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	8,601,134	190,698	(183,778)	8,608,054
Cost of sales	(6,909,538)	(132,766)	175,925	(6,866,379)
Gross profit	1,691,596	57,932	(7,853)	1,741,675
Selling, general and administrative expenses	(804,690)	(4,491)	-	(809,181)
Other operating income, net	(12,261)	380	-	(11,881)
Operating income - IFRS	874,645	53,821	(7,853)	920,613
Management view
Net sales	8,601,134	498,171	(491,251)	8,608,054
Operating income	803,487	265,802	(7,853)	1,061,436
Reconciliation items:
Differences in Cost of sales				(120,118)
Differences related to Peña Colorada (Line by line vs. Equity method)				(20,704)
Operating income - IFRS				920,613
Financial income (expense), net				(121,632)
Equity in (losses) earnings of non-consolidated companies				(346,833)
Income before income tax expense - IFRS				452,148
Depreciation and amortization - IFRS	(355,247)	(15,608)	-	(370,855)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2014
	Mexico	Southern region	Other markets	Total

Net sales	4,911,989	2,648,512	1,165,556	8,726,057
Non-current assets (1)	4,248,087	916,447	265,379	5,429,913

	Year ended December 31, 2013
	Mexico	Southern region	Other markets	Total

Net sales	4,260,676	2,952,372	1,316,964	8,530,012
Non-current assets (1)	4,314,223	1,078,966	277,210	5,670,399

	Year ended December 31, 2012
	Mexico	Southern region	Other markets	Total

Net sales	4,475,139	2,746,585	1,386,330	8,608,054
Non-current assets (1)	3,902,868	1,220,886	279,570	5,403,324

(1) Includes property, plant and equipment and intangible assets.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

5.      SEGMENT INFORMATION (continued)

REVENUES BY PRODUCT

	Year ended December 31,
	2014	2013	2012

Semi-finished (1)	209,061	202,826	192,335
Hot rolled (2)	3,581,566	3,416,674	3,617,300
Cold rolled	1,297,969	1,314,392	1,342,036
Coated (3)	3,061,580	2,906,477	2,808,765
Roll-formed and tubular (4)	514,586	585,627	611,551
Steel products	8,664,762	8,425,996	8,571,987

Other products (5)	61,295	104,016	36,067

TOTAL SALES	8,726,057	8,530,012	8,608,054

(1)      Semi-finished includes slabs, billets and round bars.

(2)      Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.

(3)      Coated includes tin plate and galvanized products.

(4)      Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles and steel decks.

(5)      Other products include pre-engineered metal building systems and pig iron.

6.      COST OF SALES

	Year ended December 31,
	2014	2013	2012

Inventories at the beginning of the year	1,941,130	2,000,137	2,123,516
Opening inventories - Peña Colorada	-	18,006	-
Translation differences	(161,983)	(186,609)	(103,129)

Plus: Charges for the year
Raw materials and consumables used and other movements	5,718,736	5,242,806	5,474,845
Services and fees	95,940	93,366	114,612
Labor cost	601,258	608,151	552,009
Depreciation of property, plant and equipment	330,866	310,257	306,584
Amortization of intangible assets	34,988	15,851	10,851
Maintenance expenses	484,929	440,328	387,672
Office expenses	7,238	7,034	7,360
Insurance	12,310	14,848	7,743
Charge of obsolescence allowance	15,924	1,245	12,289
Recovery from sales of scrap and by-products	(39,846)	(42,556)	(44,085)
Others	17,713	18,558	16,249

Less: Inventories at the end of the year	(2,134,034)	(1,941,130)	(2,000,137)

Cost of Sales	6,925,169	6,600,292	6,866,379

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

7.      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2014	2013	2012

Services and fees (1)	75,057	76,450	97,443
Labor cost	232,837	234,519	212,820
Depreciation of property, plant and equipment	10,957	13,839	8,788
Amortization of intangible assets	37,986	37,186	44,632
Maintenance and expenses	5,785	7,443	6,904
Taxes	133,383	143,834	113,898
Office expenses	39,831	41,254	44,988
Freight and transportation	263,682	271,364	263,083
Increase (Decrease) of allowance for doubtful accounts	1,287	(202)	855
Others	15,673	17,624	15,770

Selling, general and administrative expenses	816,478	843,311	809,181

(1)  For the year ended December 31, 2014, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,928, including USD 3,450 for audit services, USD 74 for audit-related services, USD 204 for tax services and USD 199 for all other services.

For the year ended December 31, 2013, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 4,288, including USD 3,821 for audit services, USD 391 for audit-related services, USD 39 for tax services and USD 37 for all other services.

For the year ended December 31, 2012, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 4,228, including USD 3,569 for audit services, USD 296 for audit-related services, USD 159 for tax services and USD 204 for all other services.

8.      LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2014	2013	2012

Wages, salaries and social security costs	778,932	790,378	699,899
Termination benefits	25,348	19,680	37,176
Post - Employment benefits (Note 21 (i))	29,815	32,612	27,754

Labor costs	834,095	842,670	764,829

As of December 31, 2014, 2013 and 2012, the quantity of employees was 16,919, 16,788 and 16,611, respectively.

9.      OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2014	2013	2012

Results of sundry assets	4,111	1,987	3,916
Collection of insurance (1)	57,500	11,700	-
Other operating income	10,232	16,657	-
Other operating income	71,843	30,344	3,916
Provision for legal claims and other matters (Note 19 and 24 (ii))	(92)	(7,330)	(5,754)
Other operating expense	-	-	(10,043)
Other operating expense	(92)	(7,330)	(15,797)
Other operating (expenses) income, net	71,751	23,014	(11,881)

(1) Includes an insurance collection of USD 57,500 and USD 11,700 in Argentina in the years 2014 and 2013, respectively.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

10.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2014	2013	2012

Interest expense	(114,472)	(121,016)	(144,488)
Debt issue costs	(3,394)	(11,097)	(5,814)

Finance expense	(117,866)	(132,113)	(150,302)

Interest income	7,685	9,517	17,047
Change in fair value of financial assets	(1,970)	(11,875)	(5,647)

Finance income	5,715	(2,358)	11,400

Net foreign exchange gain	26,664	259	7,145
Derivative contract results	19,748	(400)	16,688
Others	(3,711)	(863)	(6,563)

Other financial income (expenses), net	42,701	(1,004)	17,270

11.    INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2014 (restated)	2013	2012

Current tax	(336,176)	(370,349)	(298,082)

Deferred tax (Note 20)
Deferred tax	2,363	78,474	40,401
Effect of changes in tax law on deferred income tax (1)	(12,702)	(33,826)	(5,769)
Withholding tax on dividend distributions (2)	(10,474)	(24,046)	-
Recovery of income tax (3)	17,884	321	2,224

Income tax expense	(339,105)	(349,426)	(261,227)

(1) For 2014, it includes mainly the effects of the Colombian tax rate reform which introduced an increase from 34% to 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018 and of the Mexican mining tax. For the year 2013, it includes the effects of the 2013 Mexican tax reform package, which mainly maintained the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015 and repealed the existing tax consolidation regime.

(2) It includes the 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries since 2013.

(3) The amounts recorded in 2014, 2013 and 2012 corresponded to the capitalization of tax losses carried forward generated and not recognized in previous years.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

11.    INCOME TAX EXPENSE (continued)

Income tax expense for the years ended December 31, 2014, 2013 and 2012 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2014 (restated)	2013	2012

Income before income tax	234,924	942,339	452,148

Income tax expense at statutory tax rate	(254,548)	(302,741)	(205,408)
Non taxable income	2,073	14,799	1,012
Non deductible expenses	(25,413)	(1,940)	(58,892)
Effect of currency translation on tax base (1)	(55,925)	(1,993)	5,607
Withholding tax on dividend distributions	(10,474)	(24,046)	-
Recovery of income tax	17,884	321	2,224
Effect of changes in tax law	(12,702)	(33,826)	(5,769)

Income tax expense	(339,105)	(349,426)	(261,227)

(1)  Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency.

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

12.    PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2014
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	503,267	1,839,727	4,083,016	125,559	741,554	61,435	7,354,558
Translation differences	(3,036)	(246,741)	(263,228)	(18,871)	(70,393)	(5,753)	(608,022)
Additions	6,202	5,134	4,461	3,256	331,281	35,035	385,369
Disposals / Consumptions	-	-	(12,452)	(4,015)	(541)	(13,215)	(30,223)
Transfers	21,034	119,712	494,430	7,694	(649,276)	8,309	1,903
Values at the end of the year	527,467	1,717,832	4,306,227	113,623	352,625	85,811	7,103,585

Depreciation
Accumulated at the beginning of the year	-	(610,740)	(1,931,231)	(98,887)	-	(4,805)	(2,645,663)
Translation differences	-	118,714	213,284	16,854	-	775	349,627
Depreciation charge	-	(83,321)	(246,485)	(7,133)	-	(4,884)	(341,823)
Disposals / Consumptions	-	-	11,964	2,915	-	422	15,301
Accumulated at the end of the year	-	(575,347)	(1,952,468)	(86,251)	-	(8,492)	(2,622,558)

At December 31, 2014	527,467	1,142,485	2,353,759	27,372	352,625	77,319	4,481,027

	Year ended December 31, 2013
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	498,757	1,768,194	3,754,450	142,628	1,021,352	52,633	7,238,014
Translation differences	(4,056)	(313,836)	(341,357)	(25,169)	(96,771)	(9,573)	(790,762)
Interest in joint operation	-	-	79,002	909	3,233	37	83,181
Additions	7,983	20,235	3,102	3,002	793,582	29,908	857,812
Disposals / Consumptions	-	(2,235)	(12,554)	(3,975)	(544)	(5,425)	(24,733)
Transfers	583	367,369	600,373	8,164	(979,298)	(6,145)	(8,954)
Values at the end of the year	503,267	1,839,727	4,083,016	125,559	741,554	61,435	7,354,558

Depreciation
Accumulated at the beginning of the year	-	(673,934)	(2,005,899)	(116,999)	-	(3,065)	(2,799,897)
Translation differences	-	151,850	286,744	22,786	-	885	462,265
Depreciation charge	-	(90,855)	(223,328)	(7,091)	-	(2,822)	(324,096)
Disposals / Consumptions	-	1,759	7,822	2,216	-	197	11,994
Transfers	-	440	3,430	201	-	-	4,071
Accumulated at the end of the year	-	(610,740)	(1,931,231)	(98,887)	-	(4,805)	(2,645,663)

At December 31, 2013	503,267	1,228,987	2,151,785	26,672	741,554	56,630	4,708,895

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

13.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2014
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	186,681	122,361	34,767	288,475	73,665	662,307	1,368,256
Translation differences	(12,097)	-	-	-	-	-	(12,097)
Additions	28,973	2,341	21,628	10,000	-	-	62,942
Transfers	-	17,956	(17,956)	-	-	-	-
Values at the end of the year	203,557	142,658	38,439	298,475	73,665	662,307	1,419,101

Depreciation
Accumulated at the beginning of the year	(88,258)	(68,432)	-	(184,465)	(65,597)	-	(406,752)
Translation differences	9,511	-	-	-	-	-	9,511
Depreciation charge	(30,463)	(9,241)	-	(29,045)	(4,225)	-	(72,974)
Accumulated at the end of the year	(109,210)	(77,673)	-	(213,510)	(69,822)	-	(470,215)

At December 31, 2014	94,347	64,985	38,439	84,965	3,843	662,307	948,886

	Year ended December 31, 2013
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	165,515	111,321	26,658	290,172	73,665	663,807	1,331,138
Translation differences	(15,518)	-	-	(142)	-	-	(15,660)
Interest in joint operation	124	8,533	1,755	-	-	-	10,412
Additions	37,574	-	8,861	-	-	-	46,435
Disposals / Consumptions	(1,014)	-	-	(1,555)	-	(1,500)	(4,069)
Transfers	-	2,507	(2,507)	-	-	-	-
Values at the end of the year	186,681	122,361	34,767	288,475	73,665	662,307	1,368,256

Depreciation
Accumulated at the beginning of the year	(85,985)	(59,732)	-	(156,305)	(63,910)	-	(365,932)
Translation differences	12,217	-	-	-	-	-	12,217
Depreciation charge	(14,490)	(8,700)	-	(28,160)	(1,687)	-	(53,037)
Accumulated at the end of the year	(88,258)	(68,432)	-	(184,465)	(65,597)	-	(406,752)

At December 31, 2013	98,423	53,929	34,767	104,010	8,068	662,307	961,504

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2014 (restated)	2013

At the beginning of the year	1,375,165	1,710,722
Equity in earnings of non-consolidated companies	(12,026)	(31,609)
Other comprehensive income	(125,384)	(188,588)
Dividends from non-consolidated companies	(1,858)	(207)
Transfers of joint operations	-	(115,153)
Acquisitions (note 3)	252,042	-
Impairment charge (note 3)	(739,761)	-
At the end of the year	748,178	1,375,165

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at
			December 31, 2014	December 31, 2013	December 31, 2014 (restated)	December 31, 2013

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	32.88%	22.71%	742,335	1,369,820
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	-	1,119	-
Other non-consolidated companies (1)					4,724	5,345

					748,178	1,375,165

(1)  It includes the investment held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek  S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2014 and 2013, following the recording of the impairment charge discussed in note 2(b), the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2014 (restated)	As of December 31, 2013

At the beginning of the year	1,369,820	1,592,340
Share of results (1)	(10,463)	(35,267)
Other comprehensive income	(124,435)	(187,253)
Dividends	(1,858)	-
Acquisitions (note 3)	249,032	-
Impairment charge (note 3)	(739,761)	-
At the end of the year	742,335	1,369,820

(1) It includes the depreciation of the values associated to the purchase price allocation.

On February 17,  2015,  Usiminas approved its annual accounts as of and for the year ended December 31, 2014, which state that revenues, post-tax gains from continuing operations and shareholders’ equity amounted to USD 5,017 million, USD 63 million and USD 6,293 million, respectively.

	USIMINAS
Summarized balance sheet (in million USD)	As of December 31, 2014	As of December 31, 2013

Assets
Non-current	8,372	9,348
Current	3,104	4,038
Total Assets	11,476	13,386

Liabilities
Non-current	2,618	3,174
Current	1,796	2,172
Total Liabilities	4,414	5,346

Minority interest	769	906

Shareholders' equity	6,293	7,134

	USIMINAS
Summarized income statement (in million USD)	As of December 31, 2014	As of December 31, 2013

Net sales	5,017	5,971
Cost of sales	(4,569)	(5,294)
Gross Profit	448	677
Selling, general and administrative expenses	(337)	(422)
Other operating income (loss), net	118	(22)
Operating income	229	233
Financial expenses, net	(220)	(420)
Equity in earnings of associated companies	79	84
Profit (Loss) before income tax	88	(103)
Income tax benefit	8	101
Net profit (loss) before minority interest	96	(2)
Minority interest in other subsidiaries	(33)	(73)
Net profit (loss) for the year	63	(75)

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Techgen S.A. de C.V.

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. As of February 2014, Ternium, Tenaris,  and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their initial investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts. During 2014, each of Techgen’s shareholders made additional investments in Techgen, primarily in the form of subordinated loans; however, as of December 31, 2014, all such shareholder loans have been fully repaid with the proceeds of an up to USD 800 million syndicated loan facility.

For commitments from Ternium in connection with Techgen, see note 24.

15.    RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2014	2013

Receivables with related parties (Note 25)	-	43
Employee advances and loans	5,804	6,288
Advances to suppliers for the purchase of property, plant and equipment	17,218	22,250
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	467	330
Tax credits	21,644	46,828
Others	2,349	3,668

Receivables, net – Non-current	47,482	79,407

	As of December 31,
	2014	2013

Value added tax	9,300	19,459
Tax credits	51,120	45,963
Employee advances and loans	8,282	8,196
Advances to suppliers	6,830	6,784
Advances to suppliers with related parties (Note 25)	37	10
Expenses paid in advance	10,864	6,068
Government tax refunds on exports	6,631	4,530
Receivables with related parties (Note 25)	5,441	5,581
Others	13,724	15,797

Receivables, net – Current	112,229	112,388

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

16.    TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2014	2013

Trade receivables	91	1,754

Trade receivables, net – Non-current	91	1,754

	As of December 31,
	2014	2013

Current accounts	710,173	659,871
Trade receivables with related parties (Note 25)	21,413	24,385
Allowance for doubtful accounts (Note 19)	(11,372)	(12,803)

Trade receivables, net - Current	720,214	671,453

	Trade receivables, net as of December 31, 2014
	Total	Fully performing	Past due

Guaranteed	442,100	413,518	28,582
Not guaranteed	289,577	242,859	46,718
Trade receivables	731,677	656,377	75,300

Allowance for doubtful accounts (Note 19)	(11,372)	-	(11,372)

Trade receivables, net	720,305	656,377	63,928

	Trade receivables, net as of December 31, 2013
	Total	Fully performing	Past due

Guaranteed	534,400	497,261	37,139
Not guaranteed	151,610	101,849	49,761
Trade receivables	686,010	599,110	86,900

Allowance for doubtful accounts (Note 19)	(12,803)	-	(12,803)

Trade receivables, net	673,207	599,110	74,097

17.    INVENTORIES, NET

	As of December 31,
	2014	2013

Raw materials, materials and spare parts	539,611	560,720
Goods in process	1,119,123	934,909
Finished goods	374,981	330,098
Goods in transit	148,337	163,228
Obsolescence allowance (Note 19)	(48,018)	(47,825)

Inventories, net	2,134,034	1,941,130

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

18.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS

	As of December 31,
	2014	2013

(i) Other investments
Deposits with maturity of more than three months	149,995	169,503
Other investments	149,995	169,503
(ii) Cash and cash equivalents
Cash and banks	75,354	102,465
Restricted cash	93	869
Deposits with maturity of less than three months	137,856	203,884
Cash and cash equivalents	213,303	307,218

19.    ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Deducted from assets	Liabilities	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2014
Values at the beginning of the year	-	13,984	19,853
Translation differences	-	(3,126)	(2,643)
Additions	-	2,269	4,534
Reversals	-	(2,177)	-
Uses	-	(1,883)	-

At December 31, 2014	-	9,067	21,744

Year ended December 31, 2013
Values at the beginning of the year	-	17,498	-
Translation differences	-	(3,753)	-
Additions	-	11,518	19,853
Reversals	-	(4,188)	-
Uses	-	(7,091)	-

At December 31, 2013	-	13,984	19,853

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

19.    ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2014

Values at the beginning of the year	12,803	47,825	-
Translation differences	(1,245)	(1,792)	(73)
Additions	2,879	28,116	2,154
Reversals	(1,592)	(12,192)	-
Uses	(1,473)	(13,939)	-

At December 31, 2014	11,372	48,018	2,081

Year ended December 31, 2013

Values at the beginning of the year	15,304	66,102	-
Translation differences	(756)	(2,856)	-
Interest in joint operation	-	679	-
Additions	1,678	21,396	-
Reversals	(1,880)	(20,151)	-
Uses	(1,543)	(17,345)	-

At December 31, 2013	12,803	47,825	-

20.    DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	As of December 31,
	2014 (restated)	2013

At the beginning of the year	(580,981)	(644,670)
Interest in joint operation	-	(8,116)
Translation differences	20,309	49,199
Effect of changes in tax law (note 11)	(12,702)	(33,826)
Withholding tax on dividend distributions	(10,474)	(24,046)
Charges directly to other comprehensive income	8,704	1,683
Deferred tax credit	20,247	78,795
At the end of the year	(554,897)	(580,981)

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

20.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2014 (restated)

At the beginning of the year	(516,811)	(52,680)	(44,136)	(135,129)	(748,756)
Translation differences	18,906	(800)	173	9,259	27,538
Charges directly to other comprehensive income	-	-	-	638	638
Withholding tax on dividend distributions	-	-	-	(10,474)	(10,474)
Effect of changes in tax law	(10,814)	(504)	(1,467)	(29)	(12,814)
Income statement credit (charge)	(81,143)	(26,233)	(1,425)	82,698	(26,103)
At the end of the year	(589,862)	(80,217)	(46,855)	(53,037)	(769,971)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2014 (restated)

At the beginning of the year	58,237	7,991	27,571	73,976	167,775
Translation differences	(3,829)	(432)	-	(2,968)	(7,229)
Charges directly to other comprehensive income	-	-	-	8,066	8,066
Effect of changes in tax law	37	-	-	75	112
Income statement credit (charge)	3,614	3,183	35,958	3,595	46,350
At the end of the year	58,059	10,742	63,529	82,744	215,074

(1) As of December 31, 2014, the recognized deferred tax assets on tax losses amount to USD 63,529 and the net unrecognized deferred tax assets amount to USD 2,064. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2013

At the beginning of the year	(515,943)	(68,710)	(48,382)	(166,582)	(799,617)
Translation differences	26,774	1,128	255	29,414	57,571
Interest in joint operation	(6,277)	(2,467)	(3,024)	-	(11,768)
Charges directly to other comprehensive income	-	-	-	-	-
Effect of changes in tax law	(26,476)	-	(3,108)	(24,046)	(53,630)
Income statement credit (charge)	5,111	17,369	10,123	24,402	57,005
At the end of the year	(516,811)	(52,680)	(44,136)	(136,812)	(750,439)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2013

At the beginning of the year	54,659	8,291	18,193	73,804	154,947
Translation differences	(8,054)	109	-	(427)	(8,372)
Interest in joint operation	1,806	-	-	1,846	3,652
Charges directly to other comprehensive income	-	-	-	1,683	1,683
Effect of changes in tax law	-	-	-	(4,242)	(4,242)
Income statement credit (charge)	9,826	(409)	9,378	2,995	21,790
At the end of the year	58,237	7,991	27,571	75,659	169,458

(2) As of December 31, 2013, the recognized deferred tax assets on tax losses amount to USD 27,571 and the net unrecognized deferred tax assets amount to USD 17,782. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

20.    DEFERRED INCOME TAX (continued)

The amounts shown in the statement of financial position include the following:

	As of December 31,
	2014 (restated)	2013

Deferred tax assets to be recovered after more than 12 months	159,918	115,201
Deferred tax assets to be recovered within 12 months	55,155	51,936
Deferred tax liabilities to be settled after more than 12 months	(675,428)	(681,459)
Deferred tax liabilities to be settled within 12 months	(94,542)	(66,659)
	(554,897)	(580,981)

21.    OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2014	2013
(i) Other liabilities - Non current
Termination benefits	203	474
Post-employment benefits	313,146	291,822
Other employee benefits	35,351	30,111
Asset retirement obligation (note 19) (1)	21,744	19,853
Other	1,456	3,171
Other liabilities – Non-current	371,900	345,431

(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2014	2013

Present value of unfunded obligations	313,146	313,269
Fair value of plan assets	-	(21,447)
Liability in the statement of financial position	313,146	291,822

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2014	2013

Current service cost	8,603	8,355
Interest cost	20,794	22,976
Amortization of prior service costs	418	1,281
Total included in labor costs	29,815	32,612

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

21.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2014	2013

At the beginning of the year	291,822	261,415
Interest in joint operation	-	8,103
Transfers, new participants and funding of the plan	(1,595)	7,592
Total expense	29,815	32,612
Remeasurements	27,474	7,787
Translation differences	(30,929)	(2,477)
Contributions paid	(3,441)	(23,210)
At the end of the year	313,146	291,822

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2014	2013

Discount rate	7.75%	8.50%
Compensation growth rate	4.00%	4.00%

	Year ended December 31,
Argentina	2014	2013

Discount rate	7.00%	7.00%
Compensation growth rate	2.00%	2.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-10.6%	12.8%
Compensation growth rate	1.00%	2.6%	-2.2%
Pension growth rate	1.00%	1.0%	-1.1%
Life expectancy	1 year	-0.2%	0.2%

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

21.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2014	2013

(ii) Other liabilities - Current
Payroll and social security payable	99,509	92,188
VAT liabilities	57,031	50,765
Other tax liabilities	39,620	46,042
Termination benefits	3,298	4,584
Related Parties (Note 25)	3,704	3,901
Asset retirement obligation (Note 19)	2,081	-
Others	4,963	5,846
Other liabilities – Current	210,206	203,326

22.    DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2014 and 2013 were as follows:

	As of December 31,
	2014	2013

Contracts with positive fair value
Interest rate swap contracts	-	1,535
Foreign exchange contracts	4,338	-
	4,338	1,535

Contracts with negative fair value
Interest rate swap contracts	(1,342)	-
Foreign exchange contracts	(34)	-
	(1,376)	-

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2014, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of USD 100 million, in an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2014, the after-tax cash flow hedge reserve related to these agreements amounted to USD (0.4) million.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2012	(270)	81	(189)
(Decrease) / Increase	1,805	(541)	1,264
Reclassification to income statement	-	-	-
At December 31, 2013	1,535	(460)	1,075

(Decrease) / Increase	(2,876)	863	(2,013)
Reclassification to income statement	748	(225)	523
At December 31, 2014	(593)	178	(415)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2014 (amounting to a loss of USD 0.6 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2015 and up to the end of the life of the borrowing in 2022.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD.

During 2013 and 2014, Prosid Investments entered into several non-deliverable forward agreements to manage the exchange rate exposure generated by Siderar’s debt in ARS against USD. As of December 31, 2014, the notional amount on these agreements amounted to USD 280.3 million.

Furthermore, during 2014, Ferrasa S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in its local currency. As of December 31, 2014, the notional amount on these agreements was USD 2.0 million.

The net fair values of the exchange rate derivative contracts as of December 31, 2014 and December 31, 2013 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2014	2013

ARS/USD	ND Forward	2.5 billion ARS	4,338	-
COP/USD	ND Forward	4.8 billion COP	(34)	-
			4,304	-

USD: US dollars; COP: Colombian pesos; ARS: Argentine pesos.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

23.    BORROWINGS

	As of December 31,
	2014	2013

(i) Non-current
Bank borrowings	906,161	1,212,070
Less: debt issue costs	(5,550)	(7,190)
	900,611	1,204,880

(ii) Current
Bank borrowings	1,266,126	800,791
Less: debt issue costs	(1,918)	(2,847)
	1,264,208	797,944

Total Borrowings	2,164,819	2,002,824

The maturity of borrowings is as follows:

	Expected Maturity Date
	2015	2016	2017 and thereafter	At December 31, (1)
				2014	2013

Fixed Rate	784,860	10,334	958	796,152	486,955
Floating Rate	479,348	329,434	559,885	1,368,667	1,515,869
Total	1,264,208	339,768	560,843	2,164,819	2,002,824

(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and Argentina pesos and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2014	2013
Bank borrowings	4.64%	4.89%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2014 and 2013, respectively.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

23.    BORROWINGS (continued)

Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2014	2013

USD	Floating	1,268,691	1,391,298
USD	Fixed	497,970	150,790
ARS	Floating	-	152
ARS	Fixed	278,840	313,366
COP	Floating	99,976	124,418
CRC	Fixed	2,963	6,975
GTQ	Fixed	16,379	15,825

		2,164,819	2,002,824

USD: US dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

Ternium’s most significant borrowings as of December 31, 2014, were those incurred under Ternium México’s syndicated loan facilities, in order to improve its maturity profile in 2013 and in relation to the Grupo Imsa transaction in July 2007, and under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico:

			In USD million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2014	Maturity

November 2013	Ternium Mexico	Syndicated loan	800	800	November 2018
Years 2012 and 2013	Tenigal	Syndicated loan	200	200	July 2022

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio and interest coverage ratio). As of December 31, 2014, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

24.   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity.

(i) Tax claims and other contingencies

(a) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Argentine tax authority (Administración Federal de Ingresos Públicos, or “AFIP”) has challenged the deduction from income of certain disbursements treated by Siderar as expenses necessary to maintain industrial installations, alleging that these expenses should have been treated as investments or improvements subject to capitalization. Accordingly, AFIP made income tax assessments against Siderar with respect to fiscal years 1995 through 1999.

As of December 31, 2014, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounts to approximately USD 11.4 million. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced the amount of each of the assessments made by AFIP; the National Tax Court decisions were, however, further appealed by both Siderar and AFIP.

On May 15, 2014, Siderar was notified of a new National Tax Court ruling approving the AFIP assessment for fiscal year 1997 in an amount of approximately USD 0.8 million (including principal and interest); as the Tax Court did not grant a stay with respect to this decision, Siderar paid the full amount of the ruling, reserving its right to seek reimbursement of that payment.

Based on the recent National Tax Court decision, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of December 31, 2014, amounts to USD 0.6 million.

(b) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2015.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Ternium is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Consejo Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. The case is currently under review by CADE’s Administrative Tribunal.

Ternium believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsels and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Restated Consolidated Financial Statements.

(c) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

Following Ternium’s October 2, 2014 announcement of its acquisition of 51.4 million ordinary shares of Usiminas from PREVI, the CVM has been analyzing, at the request of Usiminas’ shareholders, whether, as a result of this acquisition, Ternium would be required under applicable Brazilian laws and rules to launch a mandatory tender offer to all non-controlling holders of Usiminas ordinary shares for a fair price. Ternium has presented its reasons and the CVM’s analysis is currently ongoing. While no decision has yet been adopted, it is expected that the CVM will issue its decision in the first quarter of 2015; any such decision would, however, be subject to administrative appeal. As indicated in its October 2, 2014 announcement, Ternium believes that the transaction did not trigger any tender offer requirement. In any event, if the CVM were to determine that Ternium’s purchase of Usiminas shares exceeded the threshold that triggers a mandatory tender offer requirement, Ternium may elect to sell to third parties any shares acquired in excess of the threshold so determined, in which case no tender offer would be required either.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a)  Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 52.5 million and is due to terminate in 2018.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 79.2 million.

(c)  Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 123.8 million to be expended during the next three years.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 40.2 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 133.8 million to satisfy the requirements through 2030.

(e) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 23% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 73.5 million.  In addition, Iberdrola agreed to recognize to Ternium México USD 15 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user.  Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 114.8 million and the contract will terminate in 2018.

(g) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 15.5 million, while Ferromex’s would amount to approximately USD 5.4 million. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200 metric tons per month in any six-month period.

In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(h) Techgen is a party to transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036. As of December 31, 2014, the outstanding value of this commitment was approximately USD 285 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 136.7 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2014.

(i) Techgen is a party to a contract with GE Power Systems, Inc. and General Electric International Operations Company, Inc Mexico Branch for the purchase of power generation equipment and other services related to the equipment for an outstanding amount of approximately USD 238 million. These agreements required Techgen to issue stand-by letters of credit up to an amount of USD 47.5 million. Ternium’s exposure under the guarantee in connection with these stand-by letters of credit issued by Techgen is of USD 15.5 million.

(j) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds will be used by Techgen in the construction of the facility. As of December 31, 2014, disbursements under the loan agreement amounted USD 440 million, as a result the amount guaranteed by Ternium was approximately USD 211 million. If the loan is disbursed in full, the amount guaranteed by Ternium will be approximately USD 384 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2014, Techgen was in compliance with all of its covenants.

(iii)  Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2014, this reserve reached the above-mentioned threshold.

As of December 31, 2014, Ternium may pay dividends up to USD 5.4 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2014

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2014	5,687,690
Loss for the year	(289,975)
Total shareholders' equity under Luxembourg GAAP	9,017,054

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

25.    RELATED PARTY TRANSACTIONS

As of December 31, 2014, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46% of the Company’s share capital.  Each of Techint and  Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

For commitments with Related parties, see note 24.

The following transactions were carried out with related parties:

	Year ended December 31,
	2014	2013	2012
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	1,675	23	171
Sales of goods to other related parties	224,909	210,622	216,392
Sales of services and others to non-consolidated parties	2,459	2,270	173
Sales of services and others to other related parties	1,273	2,004	616
	230,316	214,919	217,352
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	200,167	228,065	399,495
Purchases of goods from other related parties	45,946	86,883	75,482
Purchases of services and others from non-consolidated parties	13,584	13,433	45,033
Purchases of services and others from other related parties	131,413	234,372	248,647
	391,110	562,753	768,656
(c) Financial results
Income with non-consolidated parties	1,043	-	-
Expenses with non-consolidated parties	-	-	(308)
	1,043	-	(308)
(d) Dividends received
Dividends received from non-consolidated parties	1,858	207	4,718
	1,858	207	4,718
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	6,051	4,597	-
Income (expenses), net with other related parties	(640)	-	-
	5,411	4,597	-

	As of December 31,
	2014	2013
(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	6,357	5,218
Receivables from other related parties	20,497	24,802
Advances from non-consolidated parties	7	-
Advances to suppliers with other related parties	498	330
Payables to non-consolidated parties	(24,626)	(40,244)
Payables to other related parties	(39,895)	(35,451)

	(37,162)	(45,345)

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

25.    RELATED PARTY TRANSACTIONS (continued)

 (iii) Officers and Directors’ compensation

During the year ended December 31, 2014 the cash compensation of Officers and Directors amounted to USD 12,924. In addition, Officers received 1.059.320 Units for a total amount of USD 2,793 in connection with the incentive retention program mentioned in note 4 (n)(3).

26.    OTHER REQUIRED DISCLOSURES

(a)   Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

At December 31, 2012	(270)	81	(189)	(1,530,411)

(Decrease) / Increase	1,805	(541)	1,264	(503,305)
Reclassification to income statement	-	-	-	-
At December 31, 2013	1,535	(460)	1,075	(2,033,716)

(Decrease) / Increase	(2,876)	863	(2,013)	(390,581)
Reclassification to income statement	748	(225)	523	-
At December 31, 2014 (restated)	(593)	178	(415)	(2,424,297)

(b)  Statement of cash flows

	Year ended December 31,
	2014 (restated)	2013	2012
(i) Changes in working capital (1)
Inventories	(357,023)	(115,843)	20,250
Receivables and others	4,760	78,797	(86,319)
Trade receivables	(90,725)	58,332	38,219
Other liabilities	30,640	58,591	(41,456)
Trade payables	(138,632)	34,734	92,839
	(550,980)	114,611	23,533
(ii) Income tax accrual less payments
Tax accrued (Note 11)	339,105	349,426	261,227
Taxes paid	(378,634)	(373,603)	(220,197)
	(39,529)	(24,177)	41,030
(iii) Interest accruals less payments
Interest accrued	117,866	132,113	150,302
Interest paid	(112,704)	(148,982)	(149,486)
	5,162	(16,869)	816

(1) Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

27.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2014 and have not been early adopted:

International Financial Reporting Standard 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied annual periods beginning on or after January 1, 2017.

International Financial Reporting Standard 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”

In September 2014, the IASB issued the Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”, which addresses and inconsistency between the requirements of both standards in dealing with the sale or contribution of assets between an investor and its associate or joint venture. These amendments must be applied annual periods beginning on or after January 1, 2016.

The Company's management is currently assessing the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.    FINANCIAL RISK MANAGEMENT

1)   Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1)  Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2014. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million Exposure to	Functional currency
	USD	ARS

US dollar (USD)	-	67
EU euro (EUR)	(0)	3
Argentine peso (ARS)	(7)	-
Mexican peso (MXN)	(298)	-
Colombian peso (COP)	(40)	-
Other currencies	(1)	-

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.    FINANCIAL RISK MANAGEMENT (continued)

The main relevant exposures correspond to:

(a)  Argentine peso vs. US dollar

A change of 1% in the exchange rate of the Argentine peso against the US dollar would have generated a pre-tax gain of USD 0.6 million and a pre-tax loss of USD 0.2 million as of December 31, 2014 and 2013, respectively.

(b)  Mexican peso vs. US dollar

A change of 1% in the exchange rate of the Mexican peso against the US dollar would have generated a pre-tax gain of USD 2.9 million and USD 2.7 million as of December 31, 2014 and 2013, respectively.

(c)  Colombian peso vs. US dollar

A change of 1% in the exchange rate of the Colombian peso against the US dollar would have generated a pre-tax gain of USD 0.4 million and USD 0.5 million as of December 31, 2014 and 2013, respectively.

We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened simultaneously by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 3.9 million higher (USD 2.9 million higher as of December 31, 2013), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 1.8 billion, the currency translation adjustment included in total equity would have been USD 17.6 million lower (USD 23.4 million lower as of December 31, 2013, arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include the effect of derivative financial instruments nor the devaluation of the local currencies, was 4.64% and 4.89% for 2014 and 2013, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2014 and 2013, respectively.

Ternium’s total variable interest rate debt amounted to USD 1,369 million (63.2% of total borrowings) at December 31, 2014 and USD 1,516 million (75.7% of total borrowings) at December 31, 2013.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.    FINANCIAL RISK MANAGEMENT (continued)

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2014, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2014 would have been USD 20.7 million lower (USD 20.2 million lower as of December 31, 2013).

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 24(ii).

1.2)  Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 80.7% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2014, in comparison with approximately 80.9% as of December 31, 2013.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2014, trade receivables total USD 720.3 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 10.6 million, credit insurance of USD 424.3 million and other guarantees of USD 7.2 million.

As of December 31, 2014, trade receivables of USD 656.4 million were fully performing.

As of December 31, 2014, trade receivables of USD 75.3 million were past due.

The amount of the allowance for doubtful accounts was USD 11.4 million as of December 31, 2014.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.    FINANCIAL RISK MANAGEMENT (continued)

The carrying amounts of the Company’s trade and other receivables as of December 31, 2014, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	562
EU euro (EUR)	16
Argentine peso (ARS)	30
Mexican peso (MXN)	190
Colombian peso (COP)	80
Other currencies	2

880

1.3) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2015	2016	2017	2018	Thereafter

Borrowings	1,264	340	238	223	100
Interests to be accrued (1)	36	16	8	5	2
Trade payables and other liabilities	540	7	6	6	15

Total	1,840	363	252	234	117

(1) These amounts do not include the effect of derivative financial instruments.

As of December 31, 2014, total borrowings less cash and cash equivalents and other current investments amounted to USD 1,801.5 million.

1.4)  Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.28 and 0.24 as of December 31, 2014 and 2013, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

2)    Financial instruments by category and fair value hierarchy level

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.                      FINANCIAL RISK MANAGEMENT (continued)

As of December 31, 2014 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Available for sale	Total

(i) Assets as per statement of financial position
Receivables	35,599	-	-	35,599
Derivative financial instruments	-	4,338	-	4,338
Trade receivables	720,305	-	-	720,305
Other investments	67,492	47,555	34,948	149,995
Cash and cash equivalents	16,246	197,057	-	213,303
Total	839,642	248,950	34,948	1,123,540

As of December 31, 2014 (in USD thousands)	Derivatives	Other financial liabilities	Available for sale	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	32,493	-	32,493
Trade payables	-	541,330	-	541,330
Derivative financial instruments	1,376	-	-	1,376
Borrowings	-	2,164,819	-	2,164,819
Total	1,376	2,738,642	-	2,740,018

As of December 31, 2013 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Available for sale	Total

(i) Assets as per statement of financial position
Receivables	39,575	-	-	39,575
Derivative financial instruments	-	1,535	-	1,535
Trade receivables	673,207	-	-	673,207
Other investments	58,198	111,305	-	169,503
Cash and cash equivalents	2,002	305,216	-	307,218
Total	772,982	418,056	-	1,191,038

As of December 31, 2013 (in USD thousands)	Derivatives	Other financial liabilities	Available for sale	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	44,841	-	44,841
Trade payables	-	689,092	-	689,092
Borrowings	-	2,002,824	-	2,002,824
Total	-	2,736,757	-	2,736,757

Fair Value by Hierarchy

Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

-  Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.    FINANCIAL RISK MANAGEMENT (continued)

-  Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-  Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2014 and 2013:

	Fair value measurement as of December 31, 2014 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	197,058	197,057	-
Other investments	82,502	56,466	26,036
Derivative financial instruments	4,338	-	4,338
Total assets	283,898	253,524	30,374

Financial liabilities at fair value through profit or loss
Derivative financial instruments	1,376	-	1,376
Total liabilities	1,376	-	1,376

	Fair value measurement as of December 31, 2013 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	305,216	300,212	5,005
Other investments	111,305	64,971	46,334
Derivative financial instruments	1,535	-	1,535
Total assets	418,057	365,183	52,874

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.    FINANCIAL RISK MANAGEMENT (continued)

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3)    Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2014, the effective portion of designated cash flow hedges amounts to USD (0.4) million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.    FINANCIAL RISK MANAGEMENT (continued)

4)   Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.

29.    SUBSEQUENT EVENTS

On January 20, 2015, Ternium S.A. announced it has entered into a definitive agreement to acquire the remaining 46% minority interest in its Colombian subsidiary Ferrasa for a total consideration of USD 74 million. The transaction, which is subject to customary conditions, is expected to close in the second quarter of 2015. Prior to this transaction, Ternium was already fully consolidating Ferrasa's assets and liabilities and results of operations.

Ferrasa is a leading long and flat steel products processor and distributor in Colombia and a scrap-based long steel manufacturer, with finished steel annual production capacity of approximately 480,000 tons and annual sales of close to 600,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector. Ternium holds, since August 25, 2010, a 54% ownership interest in Ferrasa.

Ternium also has agreed to sell its 54% ownership interest in Ferrasa Panamá for a total consideration of USD 2 million. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 25,000 tons.

30.    UPDATE AS OF MAY 28, 2015

a)  Distribution of dividends

On May 6, 2015, the annual general meeting of shareholders of the Company approved an annual dividend of USD 0.090 per share (USD 0.90 per ADS), or approximately USD 180.4 million in the aggregate. The dividend was paid on May 15, 2015.

TERNIUM S.A.
Restated Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

30.    UPDATE AS OF MAY 28, 2015 (continued)

b)  Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that Ternium’s October 2014 acquisition of 51.4 million ordinary shares of Usiminas from PREVI triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal before the CVM’s Board of Commissioners, which would stay the effects of the staff’s decision until such Board rules on the matter. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

c)  Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 34 million, plus interest and fines. Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

d)  Completion of purchase of participation in Ferrasa S.A.S.

On January 20, 2015, Ternium entered into an agreement to acquire the remaining 46% interest in Ferrasa for a total consideration of USD 74.0 million. The Ferrasa transaction closed on April 7, 2015. In addition, on January 20, 2015, Ternium sold its 54% interest in Ferrasa Panamá S.A. for a total consideration of USD 2.0 million.

e) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation (Update)

In connection with note 24 (i) (b), on May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015 CADE formally closed the file.

Pablo Brizzio

Chief Financial Officer